Exhibit 99.1

Unaudited

Condensed consolidated income statement
EUR millions	Notes	YTD 2021	YTD 2020

Premium income	4	7,867	8,744

Investment income	5	3,734	4,034

Fee and commission income		1,327	1,170

Other revenues		4	2

Total revenues		12,933	13,951

Income from reinsurance ceded		1,686	1,952

Results from financial transactions	6	13,477	(4,962)

Other income		41	55

Total income		28,136	10,996

Benefits and expenses	7	26,268	10,700

Impairment charges / (reversals)		3	246

Interest charges and related fees		167	233

Other charges	8	58	101

Total charges		26,497	11,280

Share in profit / (loss) of joint ventures		136	115

Share in profit / (loss) of associates		13	3

Result before tax		1,788	(167)

Income tax (expense) / benefit	9	(331)	151

Net result		1,457	(16)

Net result attributable to:

Owners of Aegon N.V.		1,448	(17)

Non-controlling interests		9	1

Earnings per share (EUR per share)	13

Basic earnings per common share		0.69	(0.02)

Basic earnings per common share B		0.02	-

Diluted earnings per common share		0.69	(0.02)

Diluted earnings per common share B		0.02	-

Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Notes	YTD 2021	YTD 2020

Net result		1,457	(16)

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Changes in revaluation reserve real estate held for own use		-	(1)

Remeasurements of defined benefit plans		483	(48)

Income tax relating to items that will not be reclassified		(115)	8

Items that may be reclassified subsequently to profit or loss:

Gains / (losses) on revaluation of available-for-sale investments		(1,349)	1,468

Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments		(218)	110

Changes in cash flow hedging reserve		(69)	302

Movement in foreign currency translation and net foreign investment hedging reserve		547	(167)

Equity movements of joint ventures		(1)	8

Equity movements of associates		(6)	7

Disposal of group assets		(3)	(10)

Income tax relating to items that may be reclassified		356	(406)

Other		18	1

Total other comprehensive income / (loss) for the period		(356)	1,272

Total comprehensive income / (loss)		1,101	1,256

Total comprehensive income / (loss) attributable to:

Owners of Aegon N.V.		1,092	1,255

Non-controlling interests		9	1

Unaudited

Condensed consolidated statement of financial position

EUR millions	Notes	June 30, 2021	December 31, 2020

Assets

Cash and cash equivalents		7,786	8,372

Investments	10	155,851	156,541

Investments for account of policyholders	11	241,693	224,172

Derivatives		11,501	13,986

Investments in joint ventures		1,522	1,376

Investments in associates		1,265	1,264

Reinsurance assets		19,395	18,910

Deferred expenses		9,662	8,799

Other assets and receivables		8,580	9,009

Intangible assets		1,401	1,386

Total assets		458,655	443,814

Equity and liabilities

Shareholders’ equity		23,052	22,018

Other equity instruments		2,556	2,569
Issued capital and reserves attributable to owners of Aegon N.V.		25,608	24,586

Non-controlling interests		155	75
Group equity		25,762	24,661

Subordinated borrowings		2,131	2,085

Trust pass-through securities		125	126

Insurance contracts		120,677	122,146

Insurance contracts for account of policyholders		143,952	135,441

Investment contracts		22,402	21,075

Investment contracts for account of policyholders		100,610	91,624

Derivatives		13,395	14,617

Borrowings	14	9,303	8,524

Other liabilities		20,298	23,515

Total liabilities		432,893	419,153

Total equity and liabilities		458,655	443,814

Unaudited

Condensed consolidated statement of changes in equity

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2021

At beginning of year	7,480	10,146	7,480	(2,534)	(554)	2,569	24,586	75	24,661

Net result recognized in the income statement	-	1,448	-	-	-	-	1,448	9	1,457

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	483	-	-	483	-	483
Income tax relating to items that will not be reclassified	-	-	-	(115)	-	-	(115)	-	(115)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,349)	-	-	-	(1,349)	-	(1,349)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(218)	-	-	-	(218)	-	(218)
Changes in cash flow hedging reserve	-	-	(69)	-	-	-	(69)	-	(69)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	193	(33)	387	-	547	-	547
Equity movements of joint ventures	-	-	-	-	(1)	-	(1)	-	(1)
Equity movements of associates	-	-	-	-	(6)	-	(6)	-	(6)
Disposal of group assets	-	-	-	-	(3)	-	(3)	-	(3)
Income tax relating to items that may be reclassified	-	-	353	-	4	-	356	-	356
Other	-	18	-	-	-	-	18	-	18
Total other comprehensive income	-	18	(1,090)	334	381	-	(356)	-	(356)
Total comprehensive income / (loss) for 2021	-	1,466	(1,090)	334	381	-	1,092	9	1,101

Issuance and purchase of (treasury) shares	-	71	-	-	-	-	71	-	71
Dividends paid on common shares	(54)	(52)	-	-	-	-	(106)	-	(106)
Coupons on perpetual securities	-	(23)	-	-	-	-	(23)	-	(23)
Incentive plans	-	-	-	-	-	(13)	(13)	-	(13)
Equity contributions non-controlling interests	-	-	-	-	-	-	-	71	71
At end of period	7,426	11,608	6,390	(2,200)	(172)	2,556	25,608	155	25,762

Six months ended June 30, 2020

At beginning of year	7,536	10,374	5,873	(2,397)	456	2,571	24,413	20	24,433

Net result recognized in the income statement	-	(17)	-	-	-	-	(17)	1	(16)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(1)	-	-	-	(1)	-	(1)
Remeasurements of defined benefit plans	-	-	-	(48)	-	-	(48)	-	(48)
Income tax relating to items that will not be reclassified	-	-	-	8	-	-	8	-	8

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,468	-	-	-	1,468	-	1,468
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	110	-	-	-	110	-	110
Changes in cash flow hedging reserve	-	-	302	-	-	-	302	-	302
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(49)	19	(137)	-	(167)	-	(167)
Equity movements of joint ventures	-	-	-	-	8	-	8	-	8
Equity movements of associates	-	-	-	-	7	-	7	-	7
Disposal of group assets	-	-	-	-	(10)	-	(10)	-	(10)
Income tax relating to items that may be reclassified	-	-	(401)	-	(4)	-	(406)	-	(406)
Other	-	1	-	-	-	-	1	-	1
Total other comprehensive income	-	1	1,429	(22)	(136)	-	1,272	-	1,272
Total comprehensive income / (loss) for 2020	-	(16)	1,429	(22)	(136)	-	1,255	1	1,256

Issuance and purchase of (treasury) shares	-	9	-	-	-	-	9	-	9
Coupons on perpetual securities	-	(28)	-	-	-	-	(28)	-	(28)
Incentive plans	-	11	-	-	-	(14)	(3)	-	(3)
Equity contributions non-controlling interests	-	-	-	-	-	-	-	1	1
At end of period	7,536	10,351	7,302	(2,419)	319	2,557	25,646	22	25,669

1  Please refer to the note on share capital for a breakdown.

2  Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated cash flow statement

EUR millions	YTD 2021	YTD 2020

Result before tax	1,788	(167)
Results from financial transactions	(14,463)	5,222
Amortization and depreciation	435	268
Impairment losses	(2)	242
Income from joint ventures	(136)	(115)
Income from associates	(13)	(3)
Release of cash flow hedging reserve	(53)	(59)
Other	19	(81)

Adjustments of non-cash items	(14,213)	5,474
Insurance and investment liabilities	(1,352)	4,543
Insurance and investment liabilities for account of policyholders	11,207	(9,550)
Accrued expenses and other liabilities	(747)	43
Accrued income and prepayments	234	(794)

Changes in accruals	9,342	(5,758)
Purchase of investments (other than money market investments)	(18,784)	(22,569)
Purchase of derivatives	(633)	479
Disposal of investments (other than money market investments)	20,748	14,707
Disposal of derivatives	(154)	2,125
Net purchase of investments for account of policyholders	4,274	2,461
Net change in cash collateral	(2,374)	4,840
Net purchase of money market investments	(1,410)	(2,340)

Cash flow movements on operating items not reflected in income	1,667	(297)
Tax received / (paid)	63	(53)
Other	11	7

Net cash flows from operating activities	(1,343)	(794)
Purchase of individual intangible assets (other than VOBA and future servicing rights)	(14)	(17)
Purchase of equipment and real estate for own use	(26)	(27)
Acquisition of subsidiaries, net of cash	(1)	(14)
Acquisition joint ventures and associates	(23)	(20)
Disposal of individual intangible assets (other than VOBA and future servicing rights)	-	1
Disposal of equipment	1	1
Disposal of subsidiaries, net of cash	36	-
Disposal joint ventures and associates	-	157
Dividend received from joint ventures and associates	34	20

Net cash flows from investing activities	6	101

Issuance of treasury shares	16	20

Proceeds from TRUPS[1], subordinated loans and borrowings	3,496	2,434

Repayment of TRUPS[1], subordinated loans and borrowings	(2,821)	(2,791)
Coupons on perpetual securities	(31)	(33)
Payment of Right-of-use Assets	(27)	(32)
Equity contributions non-controlling interests	71	1

Net cash flows from financing activities	704	(400)

Net increase / (decrease) in cash and cash equivalents [2]	(633)	(1,093)

Net cash and cash equivalents at the beginning of the reporting period	8,372	12,263
Effects of changes in exchange rate	47	(32)
Net cash and cash equivalents at the end of the reporting period	7,786	11,138

1 Trust pass-through securities

2 Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 1,117 million (2020: EUR 2,509 million) dividends received EUR 80 million (2020: EUR 1,187 million) and interest paid EUR 3 million (2020: EUR 190 million). All included in operating activities except for dividend received from joint ventures and associates EUR 34 million (2020: EUR 20 million).

Unaudited

Notes to the Condensed consolidated interim financial statements

Amounts are in EUR millions, unless otherwise stated.

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (collectively, ‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and - to a limited extent - banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide.

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that has been established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six-month period ended June 30, 2021, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2020 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report on Form 20-F for 2020 (‘Aegon’s Form 20-F’). Aegon’s Form 20-F for 2020 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

The condensed consolidated interim financial statements as at, and for the six-month period ended, June 30, 2021, were approved by the Executive Board on August 11, 2021.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Unaudited

Other than for SEC reporting purposes, Aegon prepares its condensed consolidated interim financial statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared with those indicated in these condensed consolidated interim financial statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ equity		Net result
	per June 30		First half	First half
Amounts in EUR millions	2021	2020	2021	2020
In accordance with IFRS	23,052	23,089	1,457	(16)
Adjustment of EU ‘IAS 39’ carve out	758	1,051	(296)	277
Tax effect of the adjustment	(183)	(226)	74	(59)
Effect of the adjustment after tax	575	826	(222)	218
In accordance with IFRS-EU	23,627	23,914	1,235	202

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2020 consolidated financial statements. New IFRS accounting standards and amendments that became effective on or after January 1, 2021 had no impact on Aegon’s financial position or condensed consolidated interim financial statements (refer to paragraph 2.1).

2.1.   New IFRS accounting standards effective from 2021

In August 2020, the IASB issued the ‘Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)’. The Phase 2 amendments provide temporary reliefs which address issues that might affect financial reporting during the interest rate benchmark reform, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The Phase 2 amendments became effective on or after January 1, 2021.

The Phase 2 amendments had no impact on Aegon’s financial position or condensed consolidated interim financial statements. Aegon continues to follow the developments of interest rate benchmark reform and intends to use the Phase 2 reliefs when applicable.

2.2.   Future adoption of new IFRS accounting standards and amendments

For a complete overview of IFRS standards and amendments issued before January 1, 2021, which will be applied in future years and were not early adopted by the Group, please refer to Aegon’s 2020 Form 20-F.

Unaudited

In February 2021, the IASB issued the following amendments:

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2); and
●	Definition of Accounting Estimates (Amendments to IAS 8).

These amendments are effective for annual reporting periods beginning on, or after, January 1, 2023, with early application permitted. Aegon is assessing the impact of these amendments.

In March 2021, the IASB issued the ‘COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)’. The amendment is effective for annual reporting periods beginning on, or after, April 1, 2021, with early application permitted. Impact of this amendment is not expected to be significant to Aegon’s financial position or condensed consolidated interim financial statements.

In May 2021, the IASB issued the ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’. The amendment is effective for annual reporting periods beginning on, or after, January 1, 2023, with early application permitted. Aegon is assessing the impact of the amendments.

2.3.   Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Uncertainty resulting from COVID-19

In the first six-month period of 2021 the COVID-19 pandemic continued to cause significant disruption to business, markets, and the industry. Progress on vaccinations has reduced the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed, and new strains of the virus remain a risk. Equity markets in Aegon’s three core markets declined in the first half of 2020. Subsequently, equity markets increased as a result of fiscal stimulus, quantitative easing by central banks and roll-out of vaccines. Although interest rates remain low, they are well above lower levels of interest rates observed in early 2020.

Aegon’s net result amounted to EUR 1,457 million for the first six-month period of 2021, compared to net loss of EUR 16 million for the same period in 2020, and reflects strong operating result and fair value gains on investments from favorable market movements. In the first six-month period of 2021 Aegon’s operating result in the Americas was impacted by EUR 165 million of adverse mortality in Life, of which EUR 103 million (first six-month period of 2020: EUR 34 million) of claims are directly attributable to COVID-19 as the cause of death. This was offset by favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. When impacts of the COVID-19 pandemic subside, Aegon expects the number of new Long-Term care claims to reverse. In the first six-month period of 2021 the total impairment charges amounted to EUR 3 million, compared to EUR 246 million in the first six-month period of 2020. In 2020, impairment losses were significantly higher than in previous reporting periods and were the result of the uncertainty in the market and adverse impact of COVID-19. Aegon recorded impairments primarily in the energy, energy maintenance technologies, and communications sectors.

Aegon Group’s Solvency II capital position remained at a strong level increasing from 196% to 208% in the first half year of 2021.

Unaudited

Aegon continues to monitor the relevant market and the economic factors to proactively manage the associated risks. Management believes that the most significant risks are related to financial markets (particularly credit, equity, and interest rates risks) and underwriting risks (particularly related to mortality, morbidity, and policyholder behavior).

Actuarial and economic assumptions

In the first six-month period of 2021, Aegon implemented actuarial assumption and model updates resulting in a net EUR 86 million charge to income before tax (first six-month period of 2020: EUR 850 million charge). This is mainly related to Aegon’s businesses in the Americas and the Netherlands.

The indexation assumption for a specific pensions portfolio linked to Dutch industry pension funds has updated after a sharp rise of the price inflation curve. Instead of a historical analysis, the substantiation of the updated indexation assumption will be based on a new forward-looking method that also takes into account the drivers (coverage ratio, asset mix, expected returns) for indexation pay-out by industry pension funds. The updated indexation assumption resulted in a lower market value liability of EUR 75 million. The release of the liability has been recorded as part of Benefits and expenses and in Other income for segment reporting purposes.

In addition, the Variable Annuities Guaranteed Lifetime Withdrawal Benefit (VA GLWB) surrender floor in the Americas has been updated to reflect latest portfolio and industry experience. The impact of this assumption change resulted in an EUR 123 million charge to income before tax and has been recorded as part of Benefits and expenses and in Other income / (Charges) for segment reporting purposes.

Sensitivities

Sensitivity on variable annuities and variable life insurance products in the United States

Sensitivities of Aegon’s variable annuities and variable life insurance products in the United States on expected long-term equity growth rate have not significantly changed compared to the sensitivities as reported in the Aegon’s 2020 Form 20-F, except for sensitivities to mortality assumption and lapse rate.

A relative increase of 10% to the mortality assumption, dependent on product and characteristics of the block of business, would reduce net result by approximately EUR 136 million (December 31, 2020: EUR 124 million). A relative 20% increase in the lapse rate assumption would increase net result by approximately EUR 58 million (December 31, 2020: EUR 89 million).

Sensitivity on liability adequacy test (LAT) in the Netherlands

At June 30, 2021 the liability adequacy test (LAT) of Aegon the Netherlands remains in a deficit position. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2020 Form 20-F for further details on the accounting policy.

The LAT deficit per June 30, 2021 in Aegon the Netherlands amounted to EUR 4.7 billion (December 31, 2020: EUR 7.0 billion), which was partially offset by the shadow loss recognition of EUR 3.4 billion (December 31, 2020: EUR 4.5 billion), resulting in a net deficit of EUR 1.3 billion (December 31, 2020: EUR 2.5 billion). The improvement of the LAT deficit amounting to EUR 1.2 billion is driven by market movements (mainly increased interest rates and tightened credit spreads) and is recorded in the income statement as part of benefits and expenses for the six-month period ended June 30, 2021.

Sensitivities of Aegon the Netherlands on bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT have not significantly changed compared to the sensitivities as reported in Aegon’s 2020

Unaudited

Form 20-F, except for sensitivities to interest rate. An increase of 100 bps in interest rate would result in a decrease in LAT deficit of EUR 3.2 billion (December 31, 2020: EUR 3.9 billion). A decrease of 100 bps would result in an increase in LAT deficit of approximately EUR 4.3 billion (December 31, 2020: EUR 5.2 billion).

2.4.   Other

Taxes

Taxes on income for the six-month period ended June 30, 2021, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

  Closing exchange rates

			USD	GBP

June 30, 2021	1	EUR	1.1859	0.8584

December 31, 2020	1	EUR	1.2236	0.8951

  Weighted average exchange rates

			USD	GBP

Six months ended June 30, 2021	1	EUR	1.2052	0.8678

Six months ended June 30, 2020	1	EUR	1.1017	0.8737

Unaudited

3.     Segment information

3.1   Change in name convention of performance measure

Aegon has changed the name convention of its primary performance measure to improve alignment with industry practice. As of 2021, Aegon will no longer refer to underlying earnings before tax for segment reporting purposes, instead Aegon will refer to Operating result. Furthermore, Aegon introduced a new grouping of non-operating result which is the sum of Fair value items, Realized gains / (losses) on investments, and Net impairments. Other income / charges remains a separate category outside of Aegon’s operating result.

3.2   Change in measurement of performance measure

In addition, Aegon has changed the measurement of its operating result from January 1, 2021. The following changes have been made:

1.

The running cost of the US macro hedge related to the variable annuity portfolio are recorded within Operating result instead of in Fair value items. Management views this as a better reflection of Aegon’s operating performance and will make Aegon’s operating result more relevant.

2.

The periodic intangibles unlocking in the US Life and Transamerica Life Bermuda (‘TLB’) business is recorded in Fair value items, instead of Operating result, to improve the insight in Aegon’s recurring operating result.

3.

Results from run-off businesses in the US are part of Aegon’s operating result. The results of run-off businesses were previously recorded outside of Aegon’s operating result. Based on management actions executed in prior years the importance of run-off businesses has diminished and continuing to report this as a separate line item is considered no longer relevant.

4.	Following the announcement to sell Aegon’s operations in CEE, results from these businesses, previously reported in operating result, are prospectively recorded within Other income / charges.

For segment reporting purposes, the impact of these changes in measurement compared to the first six-months of 2020 was an increase in Aegon’s consolidated operating result of EUR 5 million, as certain gains are no longer reported in Fair value items (EUR 1 million) and results of Run-off businesses are no longer separately reported (EUR 4 million gain). There is no impact on Aegon’s net result, shareholders’ equity, dividend per share, or any of the main schedules included in Aegon’s Condensed Consolidated Interim Financial Statements, in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note, enabling a like for like comparison, with the exception of the reclassification of the results from Aegon’s operations in CEE to Other income / charges which is applied prospectively.

Unaudited

3.3	Segment results

The following table presents Aegon’s segment results.

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2021

Operating result geographically	445	3 70	84	62	146	(112)	-	993	(33)	960

Fair value items	328	477	(66)	(2)	(1)	31	1	767	(18)	749

Realized gains / (losses) on investments	171	16	-	3	2	1	-	193	(5)	188

Impairment charges	(7)	(2)	-	-	-	(6)	-	(16)	-	(16)

Impairment reversals	24	14	-	1	-	8	-	47	-	47

Non- operating items	515	505	(66)	1	-	34	1	991	(23)	967

Other income / (charges)	(218)	126	6	29	(6)	(89)	-	(152)	12	(140)

Result before tax	742	1,000	24	91	141	(166)	1	1,832	(44)	1,788

Income tax (expense) / benefit	(112)	(246)	12	(18)	(44)	33	-	(375)	44	(331)
Net result	630	754	35	73	97	(133)	1	1,457	-	1,457
Inter-segment operating result after tax	(12)	(46)	(45)	(16)	93	26

Revenues
Life insurance gross premiums	3,479	707	2,384	635	-	-	-	7,206	(437)	6,768
Accident and health insurance	620	181	3	140	-	-	-	944	(45)	899
Property & casualty insurance	-	68	-	215	-	-	-	283	(83)	200
Total gross premiums	4,099	9 56	2,387	990	-	-	-	8,433	(565)	7,867
Investment income	1,408	1,025	1,163	176	5	120	(128)	3,769	(35)	3,734
Fee and commission income	919	140	102	28	423	-	(89)	1,524	(197)	1,327
Other revenues	5	-	-	1	1	4	-	10	(6)	4
Total revenues	6,432	2,121	3,653	1,196	429	123	(217)	13,736	(803)	12,933
Inter-segment revenues	-	6	-	-	89	122

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2020

Operating result geographically	262	321	81	82	71	(113)	1	705	10	714

Fair value items	(754)	1,102	89	(8)	(7)	(21)	-	402	(30)	372

Realized gains / (losses) on investments	5	2	-	8	1	-	-	16	(5)	11

Impairment charges	(134)	(66)	-	(5)	-	(4)	-	(209)	-	(209)

Impairment reversals	15	-	-	-	-	-	-	15	-	15

Non- operating items	(868)	1,039	8 9	(5)	(6)	(24)	-	224	(35)	189

Other income / (charges)	(938)	(48)	(53)	25	-	(56)	-	(1,071)	1	(1,070)

Result before tax	(1,545)	1,312	117	102	64	(193)	1	(143)	(24)	(167)

Income tax (expense) / benefit	380	(256)	(3)	(11)	(18)	34	-	126	24	151

Net result	(1,165)	1,056	114	91	46	(159)	1	(16)	-	(16)

Inter-segment operating result after tax	(18)	(45)	(44)	(18)	92	35

Revenues

Life insurance gross premiums	3,617	978	2,735	611	-	4	(3)	7,942	(416)	7,526

Accident and health insurance	728	169	13	150	-	-	-	1,060	(37)	1,022

Property & casualty insurance	-	66	-	194	-	-	-	260	(65)	195

Total gross premiums	4,345	1,212	2,748	955	-	4	(3)	9,262	(518)	8,744

Investment income	1,562	1,063	1,259	187	3	129	(139)	4,063	(29)	4,034

Fee and commission income	796	125	98	26	336	-	(89)	1,291	(121)	1,170

Other revenues	4	-	-	1	1	2	-	8	(6)	2

Total revenues	6,707	2,400	4,105	1,168	340	135	(231)	14,624	(673)	13,951

Inter-segment revenues	-	9	-	-	89	133

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Unaudited

3.4   Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

EUR M illions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
June 30, 2021

Investments

Shares	482	1,342	36	76	9	9	-	1,953

Debt securities	59,063	27,613	1,216	7,969	13	-	-	95,874

Loans	10,776	34,750	-	108	-	40	-	45,674

Other financial assets	8,863	84	749	133	84	13	-	9,927

Investments in real estate	37	2,370	-	16	-	-	-	2,423
Investments general account	79,222	66,158	2,001	8,302	106	62	-	155,851

Shares	-	8,934	18,442	246	-	-	(3)	27,620

Debt securities	-	11,827	7,587	144	-	-	-	19,557

Unconsolidated investment funds	112,002	718	71,112	627	-	-	-	184,459

Other financial assets	-	4,220	5,349	3	-	-	-	9,572

Investments in real estate	-	-	485	-	-	-	-	485
Investments for account of policyholders	112,002	25,700	102,975	1,020	-	-	(3)	241,693

Investments on balance sheet	191,223	91,858	104,975	9,322	106	62	(3)	397,544

Off balance sheet investments third parties	228,997	6,890	134,473	2,084	198,612	-	-	571,054
Total revenue generating investments	420,220	98,747	239,448	11,406	198,718	62	(3)	968,599

Investments

Available-for-sale	65,045	26,080	1,400	8,167	66	19	-	100,777

Loans	10,776	34,750	-	108	-	40	-	45,674

Financial assets at fair value through profit or loss	115,365	28,657	103,091	1,031	40	3	(3)	248,185

Investments in real estate	37	2,370	485	16	-	-	-	2,908
Total investments on balance sheet	191,223	91,858	104,975	9,322	106	62	(3)	397,544

Investments in joint ventures	-	346	-	881	296	-	-	1,522

Investments in associates	62	1,012	8	19	156	21	(15)	1,265

Other assets	35,320	15,194	4,815	2,655	428	32,768	(32,857)	58,324
Consolidated total assets	226,606	108,410	109,799	12,877	986	32,851	(32,874)	458,655

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
December 31, 2020

Investments

Shares	442	1,376	34	74	9	44	-	1,979

Debt securities	59,419	30,880	1,077	7,926	48	1	-	99,350

Loans	10,477	33,882	-	120	-	40	-	44,519

Other financial assets	7,056	91	883	102	152	23	-	8,308

Investments in real estate	37	2,331	-	16	-	-	-	2,385
Investments general account	77,431	68,561	1,994	8,238	208	108	-	156,541

Shares	-	8,227	16,877	187	-	-	(3)	25,288

Debt securities	-	12,150	7,579	156	-	-	-	19,885

Unconsolidated investment funds	104,374	706	63,084	613	-	-	-	168,777

Other financial assets	-	4,520	5,232	3	-	-	-	9,755

Investments in real estate	-	-	467	-	-	-	-	467
Investments for account of policyholders	104,374	25,603	93,240	959	-	-	(3)	224,172

Investments on balance sheet	181,805	94,164	95,234	9,197	208	108	(3)	380,713

Off balance sheet investments third parties	215,216	6,144	119,347	6,752	192,098	-	(336)	539,220
Total revenue generating investments	397,021	100,308	214,580	15,948	192,307	108	(339)	919,933

Investments

Available-for-sale	63,864	25,972	1,494	8,088	134	28	-	99,580

Loans	10,477	33,882	-	120	-	40	-	44,519

Financial assets at fair value through profit or loss	107,427	31,979	93,272	973	74	40	(3)	233,762

Investments in real estate	37	2,331	467	16	-	-	-	2,853
Total investments on balance sheet	181,805	94,164	95,234	9,197	208	108	(3)	380,713

Investments in joint ventures	-	327	-	846	204	-	-	1,376

Investments in associates	60	1,004	8	35	151	21	(15)	1,264

Other assets	35,010	19,467	3,740	2,405	545	34,190	(34,896)	60,461
Consolidated total assets	216,875	114,962	98,982	12,482	1,109	34,319	(34,914)	443,814

Unaudited

4.	Premium income and premiums paid to reinsurers

	YTD	YTD
EUR millions	2021	2020

Premium income

Life insurance	6,768	7,526

Non-life insurance	1,099	1,217

Total premium income	7,867	8,744

Accident and health insurance	899	1,022

Property & casualty insurance	200	195

Non- life Insurance premium income	1,099	1,217

Premiums paid to reinsurers [1]

Life insurance	1,065	1,114

Non-life insurance	94	86

Total premiums paid to reinsurers	1,158	1,200

Accident and health insurance	80	73

Property & casualty insurance	14	14

Non- life Insurance paid to reinsurers	94	86
[1]	Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note Benefits and expenses.

Premium income in the first half of 2021 decreased, compared to the first half of 2020, mainly driven by the reduction of the Individual Life portfolio in NL and reduction of upgraded Life insurance policies to the retirement platform in the UK.

5.	Investment income

	YTD	YTD
EUR millions	2021	2020

Interest income	2,599	2,805

Dividend income	1,086	1,165

Rental income	49	64
Total investment income	3,734	4,034

Investment income related to general account	2,388	2,591

Investment income for account of policyholders	1,346	1,443

Total	3,734	4,034

Unaudited

6.	Results from financial transactions

	YTD	YTD
EUR millions	2021	2020

Net fair value change of general account financial investments at FVTPL other than derivatives	368	(219)

Realized gains /(losses) on financial investments	209	(3)

Gains /(losses) on investments in real estate	40	11

Net fair value change of derivatives	(1,269)	(405)

Net fair value change on for account of policyholder financial assets at FVTPL	13,996	(4,294)

Net fair value change on investments in real estate for account of policyholders	10	(36)

Net foreign currency gains /(losses)	123	(22)

Net fair value change on borrowings and other financial liabilities	-	5

Total	13,477	(4,962)

Net fair value change on for account of policyholder financial assets at fair value through profit or loss increased driven by the impact of positive equity markets. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” in note 7 Benefits and expenses.

Unaudited

7.	Benefits and expenses

	YTD	YTD
EUR millions	2021	2020

Claims and benefits	24,475	8,726

Employee expenses	967	1,038

Administration expenses	786	822

Deferred expenses	(305)	(400)

Amortization charges	345	513

Total	26,268	10,700

	YTD	YTD
EUR millions	2021	2020

Benefits and claims paid life	10,628	6,246

Benefits and claims paid non-life	691	779

Change in valuation of liabilities for insurance contracts	8,816	1,465

Change in valuation of liabilities for investment contracts	2,072	(2,134)

Other	(23)	6

Policyholder claims and benefits	22,185	6,362

Premium paid to reinsurers	1,158	1,200

Profit sharing and rebates	4	4

Commissions	1,128	1,159

Total	24,475	8,726

The lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from “Net fair value changes on for account of policyholder financial assets at fair value through profit or loss” included in note 6 Results from financial transactions. In addition, the line “Change in valuation of liabilities for insurance contracts” includes the movement of the technical provisions for life insurance contracts.

Unaudited

8. Other Charges

Other charges are mainly related to settlements related to monthly deduction rate adjustments on certain universal life policies, for more details refer to Note 17 commitments and contingencies.

9. Income tax

The income tax includes recurring beneficial impacts of tax-exempt income and US tax credits. Non-taxable income is comprised of the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands.

Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.

For the first six-months of 2021 a one-off beneficial impact of EUR 34 million was recorded from the enacted corporate income tax rate change in the UK, from 19% to 25% effective per April 1, 2023.

Unaudited

10.	Investments

	June 30,	December 31,
EUR millions	2021	2020

Available-for-sale (AFS)	100,777	99,580

Loans	45,674	44,519

Financial assets at fair value through profit or loss (FVTPL)	6,977	10,057

Financial assets, for general account, excluding derivatives	153,428	154,156

Investments in real estate	2,423	2,385

Total investments for general account, excluding derivatives	155,851	156,541

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	375	1,578	-	1,953

Debt securities	93,523	2,351	-	95,874

Money market and other short-term investments	5,974	133	-	6,107

Mortgages loans	-	-	39,440	39,440

Private loans	-	-	4,307	4,307

Deposits with financial institutions	-	-	82	82

Policy loans	-	-	1,833	1,833

Other	906	2,913	13	3,833

June 30, 2021	100,777	6,977	45,674	153,428

	AFS	FVTPL	Loans	Total

Shares	345	1,634	-	1,979

Debt securities	93,681	5,669	-	99,350

Money market and other short-term investments	4,558	109	-	4,667

Mortgages loans	-	-	38,244	38,244

Private loans	-	-	4,358	4,358

Deposits with financial institutions	-	-	92	92

Policy loans	-	-	1,801	1,801

Other	996	2,645	25	3,665

December 31, 2020	99,580	10,057	44,519	154,156

Total investments for general account in the first half of 2021 decreased, compared to the end of 2020 position, mainly due to fair value decreases on assets from higher interest rates in US and NL, partially offset by the positive impact of foreign currency translations.

Unaudited

11.	Investments for account of policyholders

EUR millions	June 30, 2021	December 31, 2020

Shares	27,620	25,288

Debt securities	19,557	19,885

Money market and short - term investments	1,618	1,051

Deposits with financial institutions	3,733	4,185

Unconsolidated investment funds	184,459	168,777

Other	4,220	4,520

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	241,208	223,705

Investment in real estate	485	467
Total investments for account of policyholders	241,693	224,172

Investments for account of policyholders in the first half of 2021 increased, compared to the end of 2020 position, mainly due to the positive market movements in US and UK and the impact of foreign currency translations.

Unaudited

12.	Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	June 30, 2021				December 31, 2020
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value Available- for- sale investments

Shares	96	79	200	375	90	82	173	345

Debt securities	25,616	67,302	606	93,523	28,300	64,914	467	93,681

Money markets and other short-term instruments	1,748	4,226	-	5,974	832	3,726	-	4,558

Other investments at fair value	-	325	581	906	-	415	581	996
Total Available- for - sale investments	27,459	71,932	1,387	100,777	29,222	69,136	1,221	99,580

Fair value through profit or loss

Shares	92	228	1,258	1,578	80	226	1,329	1,634

Debt securities	113	2,203	35	2,351	168	5,260	242	5,669

Money markets and other short-term instruments	17	116	-	133	17	93	-	109

Other investments at fair value	1	403	2,510	2,913	1	470	2,174	2,645

Investments for account of policyholders [1]	126,089	114,332	788	241,208	118,057	104,635	1,012	223,705

Derivatives	26	11,470	5	11,501	34	13,930	22	13,986
Total Fair value through profit or loss	126,338	128,751	4,596	259,685	118,356	124,613	4,779	247,748
Total financial assets at fair value	153,797	200,683	5,983	360,463	147,578	193,750	6,000	347,327

Financial liabilities carried at fair value

Investment contracts for account of policyholders [2]	-	67,389	(34)	67,355	-	59,637	(12)	59,625

Derivatives	68	9,917	3,410	13,395	61	9,654	4,902	14,617
Total financial liabilities at fair value	68	77,305	3,376	80,750	61	69,291	4,890	74,242

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

Fair value transfers

EUR millions	June 30, 2021		December 31, 2020

	Transfers	Transfers	Transfers	Transfers
	Level I to	Level II to	Level I to	Level II to
	Level II	Level I	Level II	Level I

Financial assets carried at fair value Available-for-sale investments

Debt securities	44	18	-	46
Total	44	18	-	46

Fair value through profit or loss

Shares	-	-	-	-
Total	-	-	-	-
Total financial assets at fair value	44	18	-	46

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Unaudited

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments

EUR millions	January 1, 2021	Total gains / losses in income statement [1]	Total gains / losses in OCI[2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2021	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2021³

Financial assets carried at fair value available- for- sale investments

Shares	173	3	1	39	(21)	-	5	-	-	200	-

Debt securities	467	(2)	10	144	(20)	(36)	10	191	(158)	606	-

Other investments at fair value	581	(60)	3	53	(10)	(4)	18	-	-	581	-
	1,221	(59)	13	235	(50)	(41)	33	191	(158)	1,387	-

Fair value through profit or loss

Shares	1,329	82	-	27	(180)	1	-	-	-	1,258	78

Debt securities	242	(1)	-	58	(264)	-	-	-	-	35	-

Other investments at fair value	2,173	327	-	244	(305)	-	71	-	-	2,510	-

Investments for account of policyholders	1,012	76	-	229	(543)	-	13	-	-	788	(434)

Derivatives	22	(17)	-	-	-	-	-	-	-	5	(10)
	4,779	467	-	558	(1,293)	-	85	-	-	4,596	(365)

Total assets at fair value	6,000	409	13	793	(1,343)	(40)	118	191	(158)	5,983	(365)

Financial liabilities carried at fair value

Investment contracts for account of policyholders	(12)	(8)	-	(25)	10	-	1	-	-	(34)	165

Derivatives	4,902	(1,558)	-	-	(7)	-	73	-	-	3,410	443
	4,890	(1,566)	-	(25)	3	-	74	-	-	3,376	608

EUR millions	January 1, 2020	Total gains / losses in income statement [1]	Total gains / losses in OCI[2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2020	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2020 ³

Financial assets carried at fair value available- for- sale investments

Shares	157	(27)	24	49	(15)	(1)	(12)	-	(2)	173	-

Debt securities	1,074	3	(19)	155	(11)	(34)	(32)	26	(695)	467	-

Other investments at fair value	482	(140)	28	302	(19)	(22)	(50)	-	-	581	-
	1,712	(163)	34	505	(45)	(56)	(94)	26	(697)	1,221	-

Fair value through profit or loss

Shares	1,401	(132)	-	160	(97)	-	(3)	-	-	1,329	(98)

Debt securities	4	-	-	276	(37)	-	-	-	-	242	-

Other investments at fair value	2,049	122	-	432	(250)	-	(184)	16	(13)	2,173	(1)

Investments for account of policyholders	1,805	3	-	(168)	(607)	-	(20)	-	-	1,012	37

Derivatives	56	(33)	-	-	-	-	-	-	-	22	(32)
	5,314	(40)	-	700	(991)	-	(207)	16	(13)	4,779	(93)
Total assets at fair value	7,026	(203)	33	1,205	(1,037)	(57)	(301)	42	(710)	6,000	(93)

Financial liabilities carried at fair value

Investment contracts for account of policyholders	197	9	-	(200)	(16)	-	(3)	-	-	(12)	7

Derivatives	3,081	2,073	(9)	-	(15)	-	(228)	-	-	4,902	314
	3,278	2,082	(9)	(200)	(31)	-	(231)	-	-	4,890	321

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value

	Carrying	Total estimated fair	Carrying	Total estimated fair
	amount	value	amount	value
EUR millions	June 30, 2021		December 31, 2020

Assets

Mortgage loans - held at amortized cost	39,440	44,456	38,244	43,258

Private loans - held at amortized cost	4,307	5,008	4,358	5,280

Other loans - held at amortized cost	1,928	1,928	1,917	1,917

Liabilities

Subordinated borrowings - held at amortized cost	2,131	2,382	2,085	2,351

Trust pass-through securities - held at amortized cost	125	138	126	142

Borrowings – held at amortized cost	9,303	9,806	8,524	9,165

Investment contracts - held at amortized cost	22,207	21,582	20,889	20,382

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

Unaudited

13.	Share capital

EUR millions	June 30, 2021	December 31, 2020

Share capital - par value	320	320

Share premium	7,106	7,160
Total share capital	7,426	7,480

Share capital - par value

Balance at January 1	320	323

Dividend	-	-

Shares withdrawn	-	(3)
Balance	320	320

Share premium

Balance at January 1	7,160	7,213

Share dividend	(54)	(54)
Balance	7,106	7,160

EUR millions	YTD 2021	YTD 2020

Earnings per share (EUR per share)

Basic earnings per common share	0.69	(0.02)

Basic earnings per common share B	0.02	-

Diluted earnings per common share	0.69	(0.02)
Diluted earnings per common share B	0.02	-

Earnings per share calculation

Net result attributable to owners of Aegon N.V.	1,448	(17)

Coupons on other equity instruments	(23)	(28)
Earnings attributable to common shares and common shares B	1,425	(45)

Earnings attributable to common shareholders	1,415	(45)

Earnings attributable to common shareholders B	10	-

Weighted average number of common shares outstanding (in millions)	2,045	2,040

Weighted average number of common shares B outstanding (in millions)	559	560

Final dividend 2020

It was decided at the Annual General Meeting of Shareholders on June 3, 2021 to pay a final dividend for 2020 of EUR 0.06 per common share and EUR 0.0015 per common share B. After taking into account the interim dividend of EUR 0.06 per common share and EUR 0.0015 per common share B, this resulted in a total 2020 dividend of EUR 0.12 per common share and EUR 0.0030 per common share B.

The final dividend for 2020 was paid in cash or stock at the election of the shareholder. The value of the dividend in common shares is approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 59 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 24 up to and

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including June 30, 2021. The average price calculated on this basis amounted to EUR 3.52. The dividend was paid as of July, 7 2021.

2021 interim dividend

Aegon will pay an interim dividend for 2021 of EUR 0.08 per common share.

The interim dividend will be paid in cash or in stock at the election of the shareholder. The value of the dividend to be paid in shares will be approximately equal to the dividend to be paid in cash. Aegon intends to neutralize the dilutive effect of the 2021 interim dividend to be paid in shares in the fourth quarter of this year (refer to note 19).

Aegon’s shares will be quoted ex-dividend on August 20, 2021. The record date is August 23, 2021. The election period for shareholders will run from August 25 up to and including September 10, 2021. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 6 through September 10, 2021. The stock dividend ratio will be announced on Aegon’s website on September 10, 2021 after business hours. The dividend will be payable as of September 17, 2021.

14.	Borrowings

EUR millions	June 30, 2021	December 31, 2020

Capital funding	1,274	1,241

Operational funding	8,029	7,283

Total borrowings	9,303	8,524

During the first half of 2021, the operational funding increased by EUR 0.7 billion mainly due to the latest securitization of mortgage loans originated by Aegon the Netherlands “Saecure 20” of EUR 0.7 billion and an increase in Federal Home Loan Bank advances of EUR 0.5 billion, offset by a decrease of other mortgage loan funding of EUR 0.4 billion.

15.	Financial risks

There have been no significant changes in sensitivities for equity market risk, bond credit spreads and liquidity premium per December 31, 2020 as reported in Aegon’s 2020 Form 20-F. Aegon’s sensitivity to interest rate risk has changed per June 30, 2021. This is the net result of the effect of the implementation of an interest rate macro hedge in the United States and the effect from the improvement of the LAT deficit in the Netherlands.

The table below shows the updated sensitivity per June 30, 2021 of the effect of a parallel shift in the yield curves on net result and shareholders’ equity.

EUR millions	June 30, 2021		December 31, 2020

		Estimated		Estimated
	Estimated	approximate	Estimated	approximate
	approximate	effects on	approximate	effects on
	effects on net	shareholders’	effects on net	shareholders’
	result	equity	result	equity

Parallel movements of yield curve

Immediate movements of yield curve, but not permanently

Shift up 100 basis points	687	(2,746)	813	(1,690)

Shift down 100 basis points	(947)	1,826	(1,174)	1,352

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16.	Capital management and solvency

As at June 30, 2021, Aegon’s estimated capital position was:

Solvency II key figures

	June 30, 2021[1]	December 31, 2020

EUR millions

Group Own Funds	19,436	18,582

Group SCR	9,353	9,473

Group Solvency II ratio	208%	196%

 1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

The table below provides the composition of Aegon’s Available Own Funds across Tiers:

Available Own Funds

	June 30, 2021	December 31, 2020

EUR millions

Tier 1 - unrestricted	13,918	12,971

Tier 1 - restricted	2,572	2,571

Tier 2	2,305	2,340

Tier 3	641	700

Total Available Own Funds	19,436	18,582

The table below provides the reconciliation from shareholders’ equity to Solvency II Own Funds:

Reconciliation Shareholders’ Equity - Own Funds

	June 30, 2021	December 31, 2020

EUR millions

IFRS Shareholders’ Equity	23,627	22,815

IFRS adjustments for Other Equity instruments and non controlling interests	2,710	2,644

IFRS Group Equity	26,338	25,459

Solvency II revaluations and reclassifications	(9,259)	(9,418)

Transferability restrictions [1]	(1,825)	(1,766)

Excess of Assets over Liabilities	15,254	14,274

Availability adjustments	4,271	4,416

Fungibility adjustments	(89)	(108)

Available Own Funds	19,436	18,582

1 This includes the transferability restriction related to the RBC CAL conversion methodology.

The Solvency II revaluations and reclassifications mainly stem from the difference in valuation and presentation between IFRS and Solvency II frameworks. The change in Solvency II revaluation and reclassifications is largely driven by increasing interest rates and positive equity returns in the US during the first six months of 2021, leading to lower revaluation reserves.

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17.	Commitments and contingencies

Several US insurers, including Aegon subsidiaries, have been named in class actions as well as individual litigation relating to increases in monthly deduction rates (“MDR”) on universal life products. Plaintiffs generally allege that the increases were made to recoup past losses rather than to cover the future costs of providing insurance coverage. Aegon’s subsidiary in the US has agreed to settle two such class actions that had been venued in the US District Court for the Central District of California. The settlement in the first case, approved in January 2019, arose from increases implemented in 2015-2016. Over 99% of affected policyholders participated in that settlement. While less than 1% of policyholders opted out of the settlement, they represented approximately 43% of the value of the settlement fund. In 2021, settlements have been reached with some of these opt out parties. In the second case, Aegon’s subsidiary agreed to settle a class action lawsuit arising out of MDR increases in 2017 and 2018. The court approved that settlement on September 16, 2020. Opt-outs in this case represent less than 7% of the value of the settlement fund. On October 15, 2020, two opt-out policyholders whose objections to the settlement were overruled by the trial court filed an appeal, which delayed implementation of the settlement. Aegon’s subsidiary expects settlement implementation to begin shortly. The remaining opt-out cases and disputes are ongoing, and Aegon continues to hold a provision for the remaining opt-outs from the settlements that were approved by the court in 2019 and 2020. If this provision for these cases proves to be insufficient, then these cases could have an adverse effect on Aegon’s business, results of operations, and financial position.

18.	Acquisitions/Divestments

On February 28, 2021, Aegon completed the divestment of Stonebridge, a UK-based provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million, consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction had no material impact on Aegon’s capital position and results.

On April 7, 2021, Aegon has taken note of an announcement issued that day by Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The announcement issued by VIG reads as follows: “Acquisition of the Aegon entities prevented by Hungary for the moment. Vienna Insurance Group AG Wiener Versicherung Gruppe received a decree yesterday afternoon in which the Hungarian Ministry of the Interior announced that the intended acquisition by a foreign investor of the Aegon companies in Hungary is denied. As part of the approval process, Vienna Insurance Group has been in constructive talks with the responsible Hungarian Minister of Finance since January 2021. The decree is in contradiction with the course of the talks to date. Vienna Insurance Group expects that this issue will be resolved positively in the near future.” Aegon will continue to work with VIG to close the transaction.

19.	Post reporting date events

On July 8, 2021, Aegon announced that it will repurchase common shares for an amount of EUR 133 million to neutralize the dilutive effect of both its 2020 final stock dividend and certain share-based variable compensation plans for senior management.

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ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts.

Aegon has substantive supplemental information in its annual and semi-annual accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as included in the Cross reference table in the Aegon’s Form 20-F filed with the SEC on March 18, 2021.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS).

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. Those estimates are inherently subject to change and actual results could differ from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in the 2020 Form 20-F (i.e. note 3 and note 44 of the notes to the consolidated financial statements). For reference purposes, note 9 Investments of the notes to the condensed consolidated interim financial statements in Item 1 includes a roll-forward of Level III financial instruments for the six-month period ended June 30, 2021. Specific information on the impact of COVID-19 can be found in note 2.3 Judgments and critical accounting estimates of the notes to the condensed consolidated interim financial statements in Item 1.

i Valuation of assets and liabilities arising from life insurance contracts

The valuation of certain assets and liabilities arising from insurance contracts is developed using complex valuation models. The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in shareholders’ equity.

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Aegon the Netherlands, as required locally, adjusts the outcome of the liability adequacy test for the difference between the fair value and the book value of the assets that are measured at amortized cost in the statement of financial position. Mortgage loans is the primary asset class for which the difference between the fair value and the book value of assets impacts the liability adequacy test.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require write-offs due to unrecoverability.

ii Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender, lapse and utilization rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship or mortality, allowance may be made for further longevity or mortality improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on actual gross profits and estimates of future gross profits or revenues, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate. In Aegon the Netherlands, the expense basis makes an allowance for planned future cost savings, which are included in the liability adequacy test.

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Surrender and lapse rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the Company’s guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Assumptions are reviewed periodically, in the second quarter for the US and in the fourth quarter for Europe and Asia, based on historical experience, observable market data, including market transactions such as acquisitions and reinsurance transactions, anticipated trends and legislative changes. Similarly, the models and systems used for determining Aegon’s liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During the first half of 2021, Aegon implemented actuarial and economic assumptions updates resulting in a pre-tax charge of EUR 86 million (1H 2020: EUR 850 million pre-tax charge). Refer to note 2.3 Judgments and critical accounting estimates of the notes to the condensed consolidated interim financial statements in Item 1 for a description of the individual actuarial and economic assumptions changed in the period.

For information on sensitivities on variable annuities and variable life insurance products in the United States, Sensitivity on long term care products (LTC) in the United States and Sensitivity on liability adequacy test in the Netherlands refer to note 2.3 Judgments and critical accounting estimates of the condensed consolidated interim financial statements in Item 1.

iii. Deferred expenses and VOBA

Deferred expenses

The movements in DPAC, deferred cost of reinsurance and deferred transaction costs over the first six months of 2021 compared with the first six months of 2020 can be summarized and compared as follows:

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2021	8,253	141	404
Costs deferred during the year	292	-	13
Amortizations through income statement	(269)	(19)	(12)
Shadow accounting adjustments	556	14	-
Net exchange differences	276	-	13
Other	(5)	3	-
At June 30, 2021	9,104	140	418

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2020	9,974	389	442
Costs deferred during the year	388	-	11
Amortizations through income statement	(461)	(9)	(11)
Shadow accounting adjustments	(355)	(12)	-
Net exchange differences	(60)	-	(3)
Other	(3)	6	-
At June 30, 2020	9,483	374	440

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VOBA

The movement in VOBA over the first six months of 2021 compared with the first six months of 2020 can be summarized and compared as follows:

EUR millions	First half 2021	First half 2020

At January 1	815	952
Amortization/depreciation through income statement	(51)	(44)
Shadow accounting adjustments	29	5
Net exchange differences	26	(5)
At June 30	819	908

2.3 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a. Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, carried at fair value and presented as derivatives;

b. Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts;

c. Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting together with the underlying insurance contracts; and

d. Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically.

a. Financial guarantees

In the United States and in the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

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Liabilities for financial guarantees for minimum benefits

EUR millions	United States [1]	The Netherlands [2]	Total [3]

At January 1, 2021	2,715	2,032	4,747
Incurred guarantee benefits [4]	(1,128)	(448)	(1,576)
Paid guarantee benefits	(1)	-	(1)
Transfers to disposal groups	-	-	-
Net exchange differences	68	-	68
At June 30, 2021	1,654	1,584	3,238

Balance at June 30, 2021
Account value [5]	34,422	9,344	43,766
Net amount at risk [6]	292	1,800	2,092

At January 1, 2020	1,296	1,735	3,031
Incurred guarantee benefits [4]	1,638	297	1,935
Paid guarantee benefits	(2)	-	(2)
Net exchange differences	(217)	-	(217)
At December 31, 2020	2,715	2,032	4,747
Balance at December 31, 2020
Account value [5]	32,870	8,968	41,838
Net amount at risk [6]	661	2,427	3,088

1 Guaranteed minimum accumulation and withdrawal benefits.

2 Fund plan and unit-linked guarantees.

3 Balances are included in the derivatives liabilities on the face of the statement of financial position.

4 Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.

5 Account value reflects the actual fund value for the policyholders.

6 The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The decrease of incurred guarantee benefits in 2021 mainly relates to increasing interest rates and rising equity markets, partially offset from policyholder behavior assumption updates. The increased account value in 2021 was also driven by rising equity markets, partially offset from declines in bond values.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2021, the reinsured account value was EUR 1.8 billion (December 31, 2020: EUR 1.7 billion) and the guaranteed remaining balance was EUR 0.8 billion (December 31, 2020: EUR 0.8 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2021, the contract had a value of EUR 35 million (December 31, 2020: EUR 46 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures and total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of interest rate swaps, treasury forwards and treasury futures to mitigate the effect of movements in interest rates on the reinsurance contracts.

Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the

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Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component.

b. Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all the changes in the market value of the asset will be offset in the valuation of the liability. This product exists for the fixed annuity line of business and represents a closed block.

The fixed annuities product balance as of June 30, 2021, amounted to EUR 183 million (December 31, 2020: EUR 186 million).

c. Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the reporting date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

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Liabilities for guarantees Americas

EUR millions	GMDB [1]	GMIB [2]	Total [4]

At January 1, 2021	488	638	1,127
Incurred guarantee benefits [5]	12	(66)	(55)
Paid guarantee benefits	(26)	(14)	(40)
Net exchange differences	15	19	34
At June 30, 2021	490	577	1,067

	GMDB [1,3]	GMIB [2,3]

Balance at June 30, 2021

Account value [6]	55,753	5,756

Net amount at risk [7]	814	497

Average attained age of contractholders	71	72

At January 1, 2020	448	686	1,133

Incurred guarantee benefits [5]	144	44	189

Paid guarantee benefits	(61)	(34)	(95)

Net exchange differences	(43)	(57)	(100)
At December 31, 2020	488	638	1,127

	GMDB [1,3]	GMIB [2,3]

Balance at December 31, 2020

Account value [6]	52,481	5,337

Net amount at risk [7]	919	542

Average attained age of contractholders	70	72

[1]	Guaranteed minimum death benefit in the United States.
[2]	Guaranteed minimum income benefit in the United States.
[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.
[4]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[5]

Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.

[6]	Account value reflects the actual fund value for the policyholders.
[7]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d. Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.

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The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands
EUR millions	GMI [1,2]

At January 1, 2021	7,973

Incurred guarantee benefits [3]	(1,476)

At June 30, 2021	6,497

Balance at June 30, 2021

Account value [4]	20,125

Net amount at risk [5]	6,447

At January 1, 2020	6,422

Incurred guarantee benefits [3]	1,551

At December 31, 2020	7,973

Balance at December 31, 2020

Account value [4]	20,202

Net amount at risk [5]	7,931

[1]	Guaranteed minimum investment return in the Netherlands.
[2]	Balances are included in the insurance liabilities on the face of the statement of financial position.
[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[4]	Account value reflects the liability value of the insurance contracts as a whole.
[5]

The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recoqnized.

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Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (except for life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 44 of Aegon’s 2020 Form 20-F.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 22.3% at June 30, 2021, and 22.6% at December 31, 2020. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks of Aegon’s 2020 Form 20-F.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

Guarantees valued at fair value contributed a net loss before tax of EUR 44 million for the six months ended June 30, 2021 (six months ended June 30, 2020: gain of EUR 275 million). Contributing to this net loss before tax are fair value loss on guarantee reserve hedges of EUR 3,410 million (six months ended June 30, 2020: EUR 5,029 million gains) and a loss of EUR 185 million related to DPAC offset and other (the first six months of 2020: EUR 272 million gain). This was partly offset by positive results related to increase in risk free rates of EUR 2,691 million (six months ended June 30, 2020: EUR 4,416 million loss), a gain of EUR 777 million related to increase in equity markets (six months ended June 30, 2020: EUR 791 million loss), a gain of EUR 62 million related to widening of own credit spreads (six months ended June 30, 2020: EUR 333 million gain), and EUR 36 million gain (six months ended June 30, 2020: EUR 169 million loss) from decrease in equity volatilities.

Guarantee reserves decreased EUR 2,954 million in the first six months of 2021 (six months ended June 30, 2020: increase of EUR 4,830 million).

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2.4 Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2021, and December 31, 2020:

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
At June 30, 2021
Debt securities, money market instruments and other
United States government	8,457	2,040	(34)	10,463	9,659	804
Dutch government	4,318	1,369	-	5,687	5,685	2
Other government	9,100	2,871	(31)	11,940	11,112	827
Mortgage-backed securities	5,393	436	(45)	5,784	4,701	1,082
Asset-backed securities	3,863	148	(8)	4,003	3,067	936
Corporate	49,746	6,177	(276)	55,647	47,212	8,434
Money market investments	5,974	-	-	5,974	5,710	264
Other	940	33	(67)	906	579	327
Total	87,791	13,074	(462)	100,403	87,725	12,678

Of which held by Aegon Americas and NL	79,085	12,152	(405)	90,833	79,373	11,460

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
At December 31, 2020
Debt securities, money market instruments and other
United States government	8,336	2,608	(9)	10,935	10,661	274
Dutch government	4,769	1,736	-	6,505	6,502	3
Other government	9,085	3,659	(8)	12,736	12,465	271
Mortgage-backed securities	5,678	482	(69)	6,092	5,314	777
Asset-backed securities	3,980	158	(17)	4,121	2,789	1,332
Corporate	45,986	7,404	(98)	53,292	51,252	2,039
Money market investments	4,559	-	(1)	4,558	4,136	422
Other	1,032	39	(75)	996	616	380
Total	83,426	16,087	(277)	99,235	93,736	5,499

Of which held by Aegon Americas and NL	74,880	14,938	(249)	89,569	84,593	4,976

Unrealized bond losses by sector

The composition by industry category of Aegon’s AFS debt securities, money market investments and other in an unrealized loss position at June 30, 2021, and December 31, 2020, is presented in the following table:

Unrealized losses - debt securities, money market investments and other

EUR millions	Jun. 30, 2021		Dec. 31, 2020

	Carrying value of instruments with unrealized losses	Unrealized losses	Carrying value of instruments with unrealized losses	Unrealized losses
Residential mortgage-backed securities (RMBSs)	513	(19)	142	(17)
Commercial mortgage-backed securities (CMBSs)	462	(19)	543	(40)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	860	(6)	1,182	(13)
ABSs - Other	74	(2)	123	(3)
Financial Industry - Banking	1,101	(23)	149	(7)
Financial Industry - Insurance	304	(10)	85	(7)
Financial Industry - Other	1,161	(24)	536	(9)
Industrial	4,360	(142)	1,141	(60)
Utility	1,172	(55)	333	(9)
Government	1,127	(37)	361	(10)
Other	326	(67)	380	(75)
Total held by Aegon Americas and NL	11,460	(405)	4,976	(249)
Held by other segments	1,217	(58)	523	(28)
Total	12,678	(462)	5,499	(277)

As of June 30, 2021, there are EUR 12,152 million (December 31, 2020: EUR 14,938 million) of gross unrealized gains and EUR 405 million (December 31, 2020: EUR 249 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas and Aegon the Netherlands.

The Federal Reserve (FED) continues to keep short-term interest rates near zero and maintain its asset purchase program. These measures, along with the FED’s forward guidance on interest rates and on the balance sheet, will

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likely help ensure that monetary policy will continue to support the economy and economic activity until the recovery is complete. Widespread vaccinations, along with unprecedented fiscal policy actions, are also providing strong support to the recovery. Indicators of economic activity and employment have continued to strengthen in 2021, and real GDP this year appears to be on track to post its fastest rate of increase in decades. Much of this rapid growth reflects the continued bounce back in activity from depressed levels. The sectors most adversely affected by the pandemic remain weak but have shown improvement. Household spending is rising at a rapid pace, boosted by the ongoing reopening of the economy, fiscal support, and accommodative financial conditions, including low interest rates, narrow credit spreads and rising equity prices. The housing sector is strong, and business investment is increasing at a solid pace. In some industries, near term supply constraints are restraining activity.

Forecasts from the FED for economic growth this year have been revised up in June 2021 since the March 2021 Summary of Economic Projections (SEP). Still, the recovery is uneven and incomplete and risks to the economic outlook remain. As with overall economic activity, conditions in the labor market have continued to improve, although the pace of improvement has been uneven. Employment rose 419,000 per month on average in April and May in the US, with the leisure and hospitality sector continuing to post notable gains. Employment in this sector and the economy as a whole remains well below pre-pandemic levels. The unemployment rate in the US remained elevated in May at 6% percent, and this figure understates the shortfall in employment, particularly as participation in the labor market has not moved up from the low rates that have prevailed for most of the past year. Factors related to the pandemic, such as caregiving needs, ongoing fears of the virus (including variants of the virus), and unemployment insurance payments appear to be weighing on employment growth. These factors should diminish in coming months against a backdrop of rising vaccinations, leading to more rapid gains in employment. Looking ahead, market participants project that the labor market will continue to improve, with the median projection for the unemployment rate standing at 5% at the end of 2021 and declining to 4% by the end of 2023.

The 12-month change in personal consumption expenditure (PCE) prices was 4% in April 2021 and will likely remain elevated in coming months before moderating. Part of the increase reflects the very low readings from early in the pandemic falling out of the calculation as well as the pass-through of past increases in oil prices to consumer energy prices as of mid-June 2021 the West Texas Intermediate (WTI) oil price was $73 per barrel, up materially from $49 per barrel at the beginning of the year. Beyond these effects, there is also upward pressure on prices from the rebound in spending as the economy continues to reopen, particularly as supply bottlenecks have limited how quickly production in some sectors can respond in the near term. These bottleneck effects have been larger than anticipated, and many market participants have revised up their projections for inflation notably for this year. As these transitory supply effects ease, inflation is expected to drop back toward more longer-run estimates, and the median inflation rate is expected to fall from 3% this year to 2% next year and in 2023, as reflected in the market implied inflation break-evens. The process of reopening the economy is unprecedented, as was the shutdown at the onset of the pandemic. As the reopening continues, shifts in demand can be large and rapid, and bottlenecks, hiring difficulties, and other constraints could continue to limit how quickly supply can adjust, raising the possibility that inflation could turn out to be higher and more persistent than expected. The new framework for monetary policy emphasizes the importance of having well-anchored inflation expectations, both to foster price stability and to enhance the ability to promote broad-based and maximum employment. Indicators of longer-term inflation expectations have generally reversed the declines seen earlier in the pandemic and have moved into a range that appears broadly consistent with the FED’s longer-run inflation goal of 2%. If signs that the path of inflation or longer-term inflation expectations were moving materially and persistently beyond levels consistent with the FED goal, the FED has noted that it is prepared to adjust the stance of monetary policy. The pandemic continues to pose risks to the economic outlook.

Progress on vaccinations has limited the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed, and new strains of the virus remain a risk. Continued progress on vaccinations will support a return to more normal economic conditions. The

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FED’s policy actions have been guided by the mandate to promote maximum employment and stable prices, along with the responsibilities to promote market liquidity and stability of the financial system. The FED has noted that with inflation having run persistently below 2%, that it will aim to achieve inflation moderately above 2% for some time so that inflation averages 2% over time and longer-term inflation expectations remain well anchored at 2 percent. The FED expects to maintain an accommodative stance of monetary policy until these employment and inflation outcomes are achieved. With regard to interest rates, the FED noted that it expects that it will be appropriate to maintain the current 0 to 0.25% target range for the federal funds rate until labor market conditions have reached levels consistent with the assessment of maximum employment and inflation has risen to 2% and is on track to moderately exceed 2% for some time. As noted in the market, implied forecasts suggest that these favorable economic conditions will be met somewhat sooner than previously projected; the implied market projections for the appropriate level of the federal funds rate now lies above the effective lower bound in 2023. Uncertainty remains around where the economy will be in a couple of years from now. More important than any forecast is the fact that, whenever interest rate liftoff comes, policy will likely remain highly accommodative supporting economic activity and financial markets, including asset price valuations. Reaching the conditions for interest rate increases will mainly signal that the recovery is strong and no longer requires holding interest rates near zero.

In addition, the FED has noted that it will continue to increase the holdings of Treasury securities by at least USD 80 billion per month and of agency mortgage-backed securities by at least USD 40 billion per month until substantial further progress has been made toward maximum-employment and price-stability goals. The increase in balance sheet since March 2020 has materially reduced overall market volatility and eased financial conditions and is providing substantial support to the economy.

Towards the end of June 2021, year-to-date the S&P 500 is up 14% with equity volatility (VIX index) down 44% over the same period; BBB investment grade corporate credit option adjusted spreads are at 107 bps materially tighter than the 130 bps on January 1, 2021; and the U.S. Treasury 10-year yield is 1.48%, up from 0.91% at year-end 2020. The FED has noted that it will provide advance notice to the market before announcing any decision to make changes to its asset purchase program.

The European economy shrunk in the first quarter as a result of lockdowns being imposed to limit the spread of COVID-19. Overall, consumers and business were better prepared to cope with the restrictions compared to previous lockdowns. The lockdowns therefore resulted in a shallower dip in GDP than initially feared. Starting from the second quarter, restrictions were gradually lifted as the healthcare situation improved. This released constrained demand and allowed parts of the hospitality sector to reopen. This resulted in a strong second quarter.

The NextGenerationEU, better known as the recovery fund, was approved by national parliaments. As a result, the European Commission was able to approve several spending plans of recipient countries. This allowed disbursements to start. The fund aims to boost investments and support the recovery in the hardest hit countries. The largest recipients are based in Southern and Eastern Europe.

Inflation in the Eurozone has been increasing; however, this has largely been attributable to transitory effects. For instance, the reinstatement of VAT levels and a rise in commodity prices had a large effect. The ECB expects core inflation to remain below its target in its forecasts. The ECB has been very accommodative using quantitative easing, long-term lending operations and forward guidance.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability

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of bankruptcy of the issuer, or 6) downgrades by internationally recognized credit rating agency. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

Residential mortgage-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 2,095 million (December 31, 2020: EUR 2,413 million) of residential mortgage-backed securities (RMBS) available-for-sale, of which EUR 1.970 million (December 31, 2020: EUR 2,248 million) is held by Aegon Americas and EUR 125 million (December 31, 2020: EUR 165 million) by Aegon the Netherlands. RMBS securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon Americas RMBS AFS portfolio.

AFS RMBS by quality

EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,029	2	1	-	-	1,032	1,036
Prime jumbo	-	1	-	-	21	22	29
Alt-A	4	43	-	5	199	251	311
Negative amortization floaters	-	-	-	-	165	165	210
Other housing	3	7	5	4	274	294	383
At June 30, 2021	1,036	52	6	10	659	1,763	1,970

Of which insured	-	-	3	-	66	69	61

AFS RMBS by quality

EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	1,081	2	1	-	-	1,083	1,101
Prime jumbo	4	14	1	-	13	31	38
Alt-A	9	83	11	8	177	288	352
Negative amortization floaters	-	2	-	6	302	311	367
Other housing	3	15	5	4	278	306	389
At December 31, 2020	1,097	116	18	18	770	2,020	2,248

Of which insured	-	8	16	4	63	90	84

A significant part of Aegon Americas RMBS holdings are rated <BBB, as the issuances took place before the United States housing downturn that started in 2007. Aegon Americas has investments in RMBS of EUR 56 million (December 31, 2020: EUR 69 million), which are classified as fair value through profit or loss.

RMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

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Prepayments and loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 39% with a weighted average of approximately 7.0% (December 31, 2020: 10.0%). Assumed loan defaults range from 0% to 38% with a weighted average of approximately 20.4% (December 31, 2020: 20.2%) and are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately -144% to 110%, with a weighted average of approximately

53.5% (December 31, 2020: 48.8%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held.

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas and Aegon the Netherlands amounted to EUR 19 million (December 31, 2020: 17 million), of which EUR 19 million (December 31, 2020: EUR 17 million) relates to positions of Aegon Americas. The total net unrealized gain on available-for-sale RMBS was EUR 208 million (December 31, 2020: EUR 230 million), including a EUR 206 million (December 31, 2020: EUR 228 million) net unrealized gain relating to positions of Aegon Americas.

Non-agency RMBS spreads in the United States continued to tighten in first half in 2021, facilitated by ongoing monetary and fiscal stimulus. Government assistance, temporary loan forbearance programs, low interest rates, accumulated home equity and rising home valuations have moderated any collateral deterioration since the pandemic. Since 2020, delinquencies have continued to decline.

There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas’ AFS RMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2021	Level II	Level III	Dec. 31, 2020
RMBS	1,947	22	1,970	2,224	24	2,248

Commercial mortgage-backed securities

As of June, 30, 2021, Aegon Americas and Aegon the Netherlands hold EUR 3,000 million (December 31, 2020: EUR 2,982 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 2,995 million (December 31, 2020: EUR 2,970 million) is held by Aegon Americas and EUR 5 million (December 31, 2020: EUR 12 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 19 million as of June 30, 2021 (December 31, 2020: EUR 40 million). The total net unrealized gain on the available-for-sale CMBS as of June 30, 2021, is EUR 133 million (December 31, 2020: EUR 133 million), of which EUR 133 million (December 31, 2019: EUR 133 million) relates to positions of Aegon Americas. CMBS spreads in the United States continued to tighten in first half in 2021 as broader credit concerns have eased. Servicer provided moderated defaults and

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improved collateral cashflows has moderated re-defaults. Since 2020, CMBS delinquencies have continued to decline.

The tables below summarize the credit quality of Aegon America’s AFS CMBS portfolio. Additionally, at June 30, 2021, Aegon Americas has no investments in CMBS (December 31, 2020: EUR nil), which are classified as fair value through profit or loss.

CMBS by quality

EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,040	566	156	55	44	2,862	2,995
CMBS and CRE CDOs	-	-	-	-	-	1	1
At June 30, 2021	2,040	567	156	55	44	2,862	2,995

CMBS by quality

EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,013	599	138	34	51	2,836	2,969
CMBS and CRE CDOs	-	-	-	-	-	1	1
At December 31, 2020	2,013	600	138	34	51	2,837	2,970

CMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists. For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether a principal or interest loss is expected to occur.

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2021.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas AFS CMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2021	Level II	Level III	Dec. 31, 2020
CMBS	2,995	-	2,995	2,970	-	2,970

Asset-backed securities

Aegon Americas and Aegon the Netherlands hold EUR 3,622 million (December 31, 2020: EUR 3,718 million) of AFS ABS instruments of which EUR 1,825 million (December 31, 2020: EUR 2,004 million) is held by Aegon Americas and EUR 1,797 million (December 31, 2020: EUR 1,714 million) by Aegon the Netherlands. Additionally, as of June 30, 2021, Aegon Americas has investments in ABS of EUR 1 million (December 31, 2020: EUR 2 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

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The total gross unrealized loss on available-for-sale ABS of Aegon Americas and Aegon the Netherlands amounted to EUR 8 million as of June 30, 2021 (December 31, 2020: EUR 17 million). Aegon Americas has EUR 6 million (December 31, 2020: EUR 11 million) of this gross unrealized loss and Aegon the Netherlands, EUR 2 million (December 31, 2020: EUR 6 million).

In the United States, spreads of asset backed securities have tightened substantially over the past nine months, with many sectors now through pre-pandemic tights. New issue ABS bonds have met with strong demand from investors in both on-the-run and off-the-run asset backed sectors. An extraordinary amount of fiscal stimulus has consumers flush with cash while performance metrics across all major consumer assets are at or near all-time bests. However, weakness in consumer-oriented ABS sectors could re-emerge when government stimulus programs expire in the second half of 2021. In the first half of 2021, the performance of the European ABS market was strong. European ABS played catch up with other asset classes and the different European ABS sectors tightened across the board. The strong performance was for a large part driven by the following technicals: the shortage of supply and the search for yield. Also, the more positive outlook for fundamentals played an important role. The outlook for ABS is moderately positive, valuations are still quite attractive, and Aegon is comfortable with fundamentals, especially as an Investment Grade investor.

The breakdown by quality of the AFS ABS portfolio of Aegon Americas and Aegon the Netherlands is as follows:

ABS Americas and NL

EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	38	-	-	-	-	38	49
Autos	24	27	7	4	-	62	64
Small business loans	-	-	-	-	10	10	10
CDOs backed by ABS, Corp. bonds, Bank loans	1,839	87	19	32	34	2,012	2,015
Other ABS	378	100	815	103	5	1,401	1,483
At June 30, 2021	2,279	215	841	140	49	3,523	3,621

ABS Americas and NL

EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	43	1	-	-	-	44	57
Autos	32	47	2	22	40	142	145
Small business loans	-	-	-	-	12	12	12
CDOs backed by ABS, Corp. bonds, Bank loans	1,802	197	39	41	47	2,126	2,124
Other ABS	350	99	740	103	6	1,298	1,379
At December 31, 2020	2,227	344	781	165	104	3,622	3,717

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas and Aegon the Netherlands AFS ABS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2021	Level II	Level III	Dec. 31, 2020
ABSs	3,322	299	3,621	3,541	176	3,717

Unrealized loss by maturity

The table below shows the composition by maturity of all AFS debt securities in an unrealized loss position held by Aegon Americas and Aegon the Net herlands.

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	Jun. 30, 2021		Dec. 31, 2020
Debt securities	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	398	(6)	708	(9)
Over 1 through 5 years	1,210	(21)	1,242	(55)
Over 5 through 10 years	3,068	(67)	955	(40)
Over 10 years	6,194	(243)	1,326	(71)
Total	10,870	(337)	4,230	(174)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas and Aegon the Netherlands.

	Jun. 30, 2021		Dec. 31, 2020
Debt securities	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	2,290	(37)	1,604	(13)
AA	826	(22)	411	(13)
A	3,686	(113)	759	(17)
BBB	3,506	(114)	787	(36)
BB	279	(15)	304	(31)
B	140	(11)	184	(15)
Below B	143	(25)	182	(49)
Total	10,870	(337)	4,230	(174)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	Jun. 30, 2021
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	6,019	252	(167)	(6)
6 – 12 months	3,544	25	(93)	(4)
> 12 months	745	284	(27)	(41)
Total	10,309	561	(287)	(50)

		Dec. 31, 2020
Debt securities	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	1,640	97	(25)	(10)
6 – 12 months	1,073	363	(26)	(37)
> 12 months	847	210	(28)	(48)
Total	3,560	670	(79)	(95)

The unrealized loss increased during the first half of 2021 mainly due to increasing US Treasury rates offset by credit spread tightening.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas and Aegon the Netherlands.

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Aging and severity unrealized losses debt securities	Jun. 30, 2021		Dec. 31, 2020
EUR millions	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	252	(6)	94	(2)
CV 40-70% of amortized cost	–	–	–	–
CV < 40% of amortized cost	–	–	3	(7)
0-6 months	252	(6)	97	(10)

CV 70-100% of amortized cost	25	(4)	349	(26)
CV 40-70% of amortized cost	–	–	14	(11)
CV < 40% of amortized cost	–	–	–	–
6-12 months	25	(4)	363	(37)

CV 70-100% of amortized cost	156	(10)	43	(4)
CV 40-70% of amortized cost	12	(6)	5	(4)
CV < 40% of amortized cost	–	–	–	–
12-24 months	168	(17)	48	(8)

CV 70-100% of amortized cost	102	(10)	143	(17)
CV 40-70% of amortized cost	14	(14)	17	(20)
CV < 40% of amortized cost	–	–	2	(3)
> 24 months	116	(24)	162	(41)
Total	561	(50)	670	(95)

There are no individual issuers rated below investment grade which has an unrealized loss greater than EUR 25 million.

Realized gains and losses on debt securities of Aegon Americas and Aegon the Netherlands

The following table provides the realized gains and losses on the debt securities of Aegon Americas and Aegon the Netherlands for the six months ended June 30, 2021, and June 30, 2020.

Gross realized gains and (losses)
EUR millions	Gross realized gains	Gross realized losses

June 30, 2021
Debt securities	268	(104)

June 30, 2020
Debt securities	50	(33)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Gross realized losses
EUR millions	0 -12 months	>12 months	Total

June 30, 2021
Debt securities	(88)	(15)	(104)

June 30, 2020
Debt securities	(24)	(10)	(33)

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Impairment losses and recoveries

The composition of Aegon Americas and Aegon the Netherlands’ bond impairment losses and recoveries by issuer for the periods ended June 30, 2021, and June 30, 2020, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted, if any.

	June 30, 2021	June 30, 2020
EUR millions	(impairment) Recovery	(impairment) Recovery

Impairments:
Other (none individually greater than EUR 25 million)	(6)	(135)
Subtotal	(6)	(135)

Recoveries:
Total recoveries on previously impaired securities	20	15
Subtotal	20	15

Net (impairments) and recoveries	14	(121)

In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, internal equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process has resulted in no impairment charges for the six months ended June 30, 2021 (six months ended June 30, 2020: EUR 6 million) for Aegon Americas and Aegon the Netherlands.

The table below represents the unrealized gains and losses on share positions held by Aegon Americas and Aegon the Netherlands.

Unrealized gains and losses on shares
EUR millions	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

June 30, 2021
Shares	232	293	61	254	71	39	(10)

December 31, 2020
Shares	222	266	44	237	58	29	(14)

Unaudited

The composition of shares by industry sector in an unrealized loss position held by Aegon Americas and Aegon the Netherlands at June 30, 2021, and December 31, 2020 is presented in the following table.

Unrealized losses on shares	Jun. 30, 2021		Dec. 31, 2020
EUR millions	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Financials	31	(8)	24	(10)
Other	8	(1)	5	(4)
Total	39	(10)	29	(14)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas and Aegon the Netherlands were below cost prior to their impairment during the first six months ended June 30, 2021 and June 30, 2020.

Impairment losses on shares
EUR millions	0 - 6 months

June 30, 2021
Shares	-

June 30, 2020
Shares	(10)

2.5 Results of Operations – first half 2021 compared with first half 2020

This report includes the non-IFRS financial measure: operating result. The reconciliation of this measure to the most comparable IFRS measure, which is net income, is presented in the table below in addition to note 3 Segment information of the condensed consolidated interim financial statements in Item 1. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal and China and Aegon’s associates in India, Brazil, the Netherlands and United Kingdom.

The table also includes the non-IFRS financial measure: net operating result. This is the after-tax equivalent of operating result. The reconciliation of net operating result to the most comparable IFRS measure is presented in the following table.

Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented in this report. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to carefully consider the different ways in which Aegon and its peers present similar information before making a comparison. Aegon believes the non-IFRS measures present within this report, when read together with Aegon’s reported IFRS financial statements, provides meaningful supplemental information for the investing public about the operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses. This enables them to evaluate Aegon’s businesses after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that

Unaudited

companies may select in presenting their results (as companies may use different local generally accepted accounting principles), and this may make the comparability difficult between time periods.

Please refer to section 3.1 in item 1 – change in name convention of performance measure and section 3.2 – change in measurement of performance measure for changes Aegon made as of January 1, 2021 in its segment reporting.

Unaudited

i Results 2021 worldwide

Results Worldwide Amounts in EUR millions	First half 2021	First half 2020%

Operating result after tax	812	594	37
Tax on operating result	182	110	64
Operating result geographically
Americas	445	262	70
The Netherlands	370	321	15
United Kingdom	84	81	3
International	62	82	(25)
Asset Management	146	71	106
Holding and other activities	(112)	(113)	1

Operating result	993	705	41

Fair value items	767	402	91
Gains / (losses) on investments	193	16	n.m.
Net impairments	31	(194)	n.m.
Non-operating items	991	224	n.m.
Other income / (charges)	(152)	(1,071)	86
Result before tax (excluding income tax from certain	1,832	(143)	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	44	24	83
Income tax	(375)	126	n.m.

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(44)	(24)	(83)

Net result	1,457	(16)	n.m.

Operating expenses	1,916	1,985	(4)
of which addressable expenses	1,398	1,643	(15)

Americas	212	185	15
The Netherlands	37	47	(22)
United Kingdom	15	19	(20)
International	89	131	(32)

New life sales (recurring plus 1/10 single)	353	382	(8)

New premium production accident and health insurance	84	121	(30)
New premium production Property & casualty insurance	52	59	(12)

Americas	18,943	22,485	(16)
The Netherlands	9,619	7,580	27
United Kingdom	9,268	7,295	27
International	15	163	(91)
Asset Management (Third-party and Strategic Partnerships only)	76,709	65,043	18

Total gross deposits	114,554	102,566	12

Americas	(7,234)	(2,270)	219
The Netherlands	445	691	(36)
United Kingdom	2,469	2,054	20
International	4	82	(95)
Asset Management (Third-party and Strategic Partnerships only)	6,034	395	1,428

Total net deposits	1,718	952	80

Note: For 2020 a reclass has been made between operating and non-operating results for the US and TLB related to US macro hedges, peiodic intangibles unlocking and run off businesses.

Unaudited

Revenues geographically first half 2021

Worldwide revenues geographically

Amounts in EUR millions	Americas	The Netherlands	United Kingdom	International	Aegon Asset Management	Holdings, other activities and eliminations	Segment total	Associates and Joint Ventures eliminations	Consolidated

Total life insurance gross premiums	3,479	707	2,384	635	-	-	7,206	(437)	6,768
Accident and health insurance premiums	620	181	3	140	-	-	944	(45)	899
Property & casualty insurance premiums	-	68	-	215	-	-	283	(83)	200
Total gross premiums	4,099	956	2,387	990	-	-	8,433	(565)	7,867

Investment income	1,408	1,025	1,163	176	5	(9)	3,769	(35)	3,734
Fees and commision income	919	140	102	28	423	(89)	1,524	(197)	1,327
Other revenue	5	-	-	1	1	4	10	(6)	4
Total revenues	6,432	2,121	3,653	1,196	429	(94)	13,736	(803)	12,933

Number of employees, including agent employees	7,776	3,534	2,462	6,667	1,622	329	22,389

Results first half 2021 Worldwide

The net result amounted to a profit of EUR 1,457 million in the first half of 2021 compared with a loss of EUR 16 million in the first half of 2020. The operating result increased by 41% compared with the first half of 2020 to EUR 993 million in the first half of 2021. This was mainly driven by better claims experience in the Americas, expense savings, and increased fee income due to higher equity markets. This more than offset the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business. Non-operating items amounted to EUR 991 million, and reflect fair value gains on investments driven by private equity and real estate revaluations and realized gains on investments. The latter is mainly due to gains on debt securities which were sold to fund investments in long-duration assets as part of the interest rate risk management plan. Other charges amounted to EUR 152 million in the first half of 2021, and include one-time investments related to the operational improvement plan as well as assumption updates for Variable Annuities in the Americas.

Net result

The net result amounted to a profit of EUR 1,457 million in the first half of 2021, compared with a loss of EUR 16 million in the first half of 2020. This reflects an improvement in the operating result, non-operating items and Other charges.

The gain from fair value items amounted to EUR 767 million in the first half of 2021. This was driven by fair value gains on investments driven by private equity and real estate revaluations as well as the positive result from the mismatch on an IFRS basis between interest rate hedges on the mortgage portfolio and the underlying mortgages in the Netherlands.

Realized gains on investments amounted to EUR 193 million in the first half of 2021, mainly due to gains on debt securities which were sold to fund investments in long-duration assets as part of the interest rate risk management plan.

Net recoveries amounted to EUR 31 million in the first half of 2021, as recoveries on investments – including the unsecured loan portfolio in the Netherlands, and corporate credits and mortgage-backed securities in the Americas – more than offset gross impairments.

Other charges amounted to EUR 152 million in the first half of 2021, compared with EUR 1,071 million in the first half of 2020. The improvement is largely caused by lower charges from assumption updates in the Americas. These amounted to EUR 126 million in the first half of 2021, compared with EUR 834 million in the first half of 2020. This year’s assumption changes were mainly driven by more conservative assumptions for Variable Annuities surrender rates to reflect portfolio and industry experience. Last year’s assumption changes included a charge for the lowering

Unaudited

of the long-term interest rate assumption from 4.25% to 2.75%, as well as changes to Universal Life premium persistency and mortality rate assumptions and a reduction of the morbidity improvement assumption for Long-Term Care. One-time investments related to the operational improvement plan, along with an addition to a provision for settlements of litigation in the Americas, were almost fully offset by the release of a technical provision in the Netherlands following a settlement related to a co-insurance contract.

Income tax

Income tax was a charge of EUR 375 million in the first half of 2021, compared to the positive result before tax of EUR 1,832 million. The effective tax rate of 20% is below the nominal tax rate, which is mainly due to tax-exempt income and tax credits in the Americas.

Operating result

The operating result increased by 41% compared with the first half of 2020 to EUR 993 million in the first half of 2021. This was mainly driven by better claims experience in the Americas, expense savings, and increased fees due to higher equity markets. This more than offset the reclassification of the result of Central & Eastern Europe from operating result to Other income following the announced divestment of the business.

-

The operating result of the Americas increased by 70% compared with the first half of 2020 to EUR 445 million in the first half of 2021, driven by better morbidity claims experience related to the COVID-19 pandemic, increased fee income due to higher equity markets, and lower operating expenses.

-

Aegon’s operating result in the Netherlands increased by 15% compared with the second half of 2020 to EUR 370 million in the first half of 2021. This was mainly driven by a higher investment margin in the Life business, growth in Mortgages, and the benefit of expense savings initiatives.

-

The operating result from the United Kingdom amounted to EUR 84 million in the first half of 2021, an increase of 3% compared with the first half of 2020. Higher fee revenues from the growth of the platform business and favorable equity markets, along with lower expenses, more than offset the impacts from the loss of earnings due to the sale of Stonebridge, the gradual run-off of the traditional product portfolio and adverse claims experience in the protection business related to COVID-19.

-

The operating result from International amounted to EUR 62 million in the first half of 2021, which was EUR 20 million or 25% below the operating result in the first half of 2020, following the reclassification of the result of Central & Eastern Europe from operating result to Other income (EUR 37 million of earnings for the first half of 2021 are reported as Other income). The remaining better results are driven by Spain & Portugal and TLB, the high-net worth business.

-

The operating result from Aegon Asset Management was up by 106% compared with the first half of 2020 to EUR 146 million in the first half of 2021. The increase was mostly driven by higher management fees and performance fees in Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC).

-	The result from the Holding and other activities was relatively stable compared with the first half of 2020 at EUR 112 million in the first half of 2021.

Unaudited

Operating expenses

Operating expenses decreased by 4% compared with the first half of 2020 to EUR 1,916 million in the first half of 2021. The decline in addressable expenses, lower IFRS 9 / 17 project costs, and favorable currency movements were partly offset by higher one-time investments, which included EUR 177 million related to the operational improvement plan in the first half of 2021.

Addressable expenses decreased by 15% compared with the first half of 2020 to EUR 1,398 million. This was mainly driven by expense savings initiatives as part of the operational improvement plan. Furthermore, expenses benefited from lower travel, marketing, and sales activities due to the impact of the COVID-19 pandemic. Addressable expenses in both the first half of 2020 and the first half of 2021 exclude expenses related to Central & Eastern Europe following the announced divestment of the business.

Production

New life sales declined by 8% compared with the first half of 2020 to EUR 353 million. This was mainly driven by exclusion of new life sales from Central & Eastern Europe following the announced divestment of the business. Adjusting for this impact, new life sales were down by 8% compared with the first half of 2020. This was mostly driven by higher sales in the Americas, where Indexed Universal Life sales benefited from an increase in licensed agents at World Financial Group, and a higher market share in this distribution channel.

New premium production for accident & health insurance decreased by 30% compared with the first half of 2020 to EUR 83 million in the first half of 2021. This was mainly due to lower sales in the Americas following last year’s decision to exit the individual Medicare supplement segment, and the fact that last year’s first half included sales of three, larger contracts in Workplace Solutions that did not repeat this year.

New premium production for property & casualty decreased by 12% compared with the first half of 2020 to EUR 52 million in the first half of 2021. This was mainly driven by derecognition of Central & Eastern Europe production following the announced divestment of the business. Adjusting for this impact, sales increased by 98%, mainly as a result of higher sales in Spain & Portugal.

Net deposits increased from EUR 1.0 billion in the first half of 2020 to EUR 1.7 billion in the first half of 2021, as higher net deposits in Asset Management were partly offset by higher net outflows in the Americas. Asset Management grew its net deposits by EUR 5.6 billion compared with the first half of 2020. Both Aegon’s Global Platforms business and its Chinese asset management joint venture, AIFMC, recorded an increase in net deposits. Net outflows in the Americas increased by EUR 5.0 billion compared with the first half of 2020. These net outflows were mainly attributable to outflows in the large market segment of Retirement Plans and Variable Annuities. The latter reflects Aegon’s decision to stop the sale of Variable Annuities with significant interest rate sensitive living benefit riders and increased surrenders in part of the book.

Capital management

Shareholders’ equity excluding revaluation reserves increased by EUR 2.0 billion compared with December 31, 2020 to EUR 17.5 billion on June 30, 2021. The increase was mainly driven by retained earnings and favorable currency movements.

The gross financial leverage ratio improved by 210 basis points compared with December 31, 2020 to 25.9% on June 30, 2021. This was driven by retained earnings.

Solvency II ratio

Aegon’s Group Solvency II ratio increased from 196% to 208% during the first half of 2021 as a result of favorable market movements and one-time items. The benefit from market movements was mainly driven by favorable equity market movements in the United States, and private equity and real estate revaluations in the United States and

Unaudited

the Netherlands. The benefit from one-time items was mainly driven by management actions and model changes in the Netherlands.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding increased from EUR 1,149 million at the end of 2020 to EUR 1,386 million on June 30, 2021, which is in the upper half of the operating range of EUR 0.5 billion to EUR 1.5 billion. Free cash flow to the Holding of EUR 250 million resulted from EUR 390 million gross remittances from the units and EUR 141 million holding funding and operating expenses. In addition, EUR 61 million proceeds were received by the Holding in the first half of 2021 from the divestments of Stonebridge and Transamerica’s portfolio of fintech and insurtech companies. These cash inflows were partly offset by EUR 67 million capital injections, mainly to fund one-time investments related to the operational improvement plan.

In the third quarter of 2021, Aegon expects to inject approximately EUR 40 million in its joint venture in Brazil in light of adverse mortality experience attributable to COVID-19, and to strengthen the balance sheet to support its growth.

Unaudited

ii AMERICAS

Results Americas	Amounts in USD millions			Amounts in EUR millions

	First half 2021	First half 2020%		First half 2021	First half 2020%

Operating result after tax	479	278	73	398	252	58

Tax on operating result	57	11	441	47	10	n.m.

Operating result by business

Individual Solutions	402	180	123	334	164	104

Workplace Solutions	133	103	30	111	93	19

Brazil	1	5	(89)	-	4	(90)

Operating result	536	288	86	445	262	70

Fair value items	395	(831)	(148)	328	(754)	(143)

Gains / (losses) on investments	206	5	n.m.	171	5	n.m.

Net impairments	20	(131)	(115)	17	(119)	(114)

Non-operating items	621	(957)		515	(869)

Other income / (charges)	(263)	(1,034)	75	(218)	(938)	77

Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	894	(1,702)	n.m.	742	(1,545)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	1	2	(78)	-	2	(80)

Income tax	(134)	419	n.m.	(112)	380	n.m.

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(1)	(2)	78	-	(2)	80

Net result	760	(1,284)	n.m.	630	(1,165)	n.m.

Life insurance gross premiums	4,193	3,985	5	3,479	3,617	(4)

Accident and health insurance premiums	747	802	(7)	620	728	(15)

Total gross premiums	4,940	4,787	3	4,099	4,345	(6)

Investment income	1,697	1,721	(1)	1,408	1,562	(10)
Fees and commission income	1,108	877	26	919	796	16
Other revenues	6	5	20	5	4	10

Total revenues	7,751	7,389	5	6,432	6,707	(4)

Operating expenses	884	939	(6)	734	852	(14)
of which addressable expenses	729	828	(12)	605	752	(20)

Individual Solutions	178	142	25	148	129	15

Workplace solutions	33	33	2	28	30	(6)

Brazil	45	29	51	37	27	38

New life sales (recurring plus 1/10 single)	256	204	25	212	185	15

New premium production accident and health insurance	74	104	(28)	62	94	(35)

Individual Solutions	5,851	6,446	(9)	4,855	5,851	(17)

Workplace Solutions	16,915	18,237	(7)	14,035	16,554	(15)

Brazil	64	84	(24)	53	76	(30)

Total gross deposits	22,830	24,771	(8)	18,943	22,485	(16)

Individual Solutions	(2,993)	(1,700)	76	(2,483)	(1,543)	61

Workplace Solutions	(5,720)	(794)	n.m.	(4,746)	(721)	n.m.

Brazil	(6)	(7)	(22)	(5)	(7)	(29)

Total net deposits	(8,719)	(2,501)	n.m.	(7,234)	(2,270)	n.m.

Unaudited

Exchange rates

Weighted average exchange rates:

			USD
YTD 2021	1	EUR	1.2052
YTD 2020	1	EUR	1.1017

Net result

Aegon’s businesses in the Americas reported a net result of USD 760 million in the first half of 2021 compared with a net loss of USD 1,284 million in the first half of 2020. The increase was driven by an improvement result from non-operating items, lower Other charges, as well as a higher operating result.

Non-operating items

Non-operating items amounted to a gain of USD 621 million in the first half of 2021. Fair value items resulted in a gain of USD 395 million in the first half of 2021. This was largely driven by fair value investments with gains of USD 308 million largely from private equity and real estate valuation updates and portfolio outperformance. Furthermore, hedges with an accounting match – which includes the hedges of the Variable Annuities GMWB portfolio – gained USD 99 million largely from unhedged risks and outperformance of underlying funds, while the dynamic hedge program was 99% effective.

Realized gains on investments amounted to USD 206 million in the first half of 2021. This was mainly due to gains on debt securities which were sold to fund investments in long-duration assets as part of the interest rate risk management plan. Gains from prepayment fees on mortgage loans and normal trading activity in a low interest rate environment added to realized gains.

Gross impairments of USD 8 million were more than offset by recoveries of corporate credits and mortgage-backed securities following successful restructuring processes, resulting in net recoveries of USD 20 million.

Other charges

Other charges were USD 263 million in the first half of 2021. These largely consisted of USD 90 million of restructuring expenses and one-time investments related to the operational improvement plan, a USD 68 million addition to a provision for settlements of litigation related to monthly deduction rate adjustments on certain Universal Life policies, and USD 152 million charges from actuarial assumption updates. The latter were mainly driven by more conservative assumptions for Variable Annuities surrender rates to reflect portfolio and industry experience. This was partly offset by the gain from the sale of a small-sized Individual Retirement Account (IRA) portfolio to a third party.

Income tax

Income tax in the first half of 2021 amounted to USD 134 million, compared to a positive result before tax of EUR 894 million leading to a 15% effective tax rate. This is below the statutory rate of 21% due to tax-exempt income and tax credits.

Unaudited

Operating result

The operating result of the Americas increased by 86% compared with the first half of 2020 to USD 536 million in the first half of 2021, driven by better morbidity claims experience related to the COVID-19 pandemic, increased fees due to higher equity markets, and lower addressable expenses.

In Individual Solutions, the operating result increased to EUR 402 million in the first half of 2021 from USD 180 million in the first half of 2020. This was driven by favorable morbidity claims experience in Accident & Health of USD 145 million in the first half of 2021, an increase of USD 96 million compared with the first half of 2020. This was mostly related to the closed block of Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities, as well as a one-time reserve release. Furthermore, fee revenue in Variable Annuities and Mutual Funds benefited from higher equity markets, which was partly offset by net outflows in Variable Annuities. The investment margin in Individual Life increased as a result of lower interest paid on claims and higher asset balances, which countered lower reinvestment yields in a low interest rate environment. In addition, the Individual Solutions’ result increased due to lower employee expenses and higher revenue from World Financial Group. The Individual Solutions result included adverse Life mortality experience of USD 184 million in the first half of 2021, a deterioration compared with the USD 156 million of adverse experience in the first half of 2020. The adverse mortality experience was largely attributable to COVID-19 as the cause of death.

In Workplace Solutions, the operating result was USD 133 million in the first half of 2021, an increase by 30% compared with the first half of 2020. This was driven by Retirement Plans from lower operating expenses, higher investment income from transferring customer assets to higher yielding general account products, and higher fee revenue, as higher equity markets more than offset outflows and margin pressure. The Accident & Health result declined, as the first half of last year benefitted from favorable morbidity claims experience, driven by fewer doctor visits and outpatient procedures related to the pandemic in Medicare Supplement.

The operating result from Brazil decreased to USD 1 million in the first half of 2021 from USD 5 million in the first half of 2020. This was mainly due to higher claims resulting from the COVID-19 pandemic and unfavorable currency movements. These were partly offset by increased operating margins driven by growth.

Operating expenses

Operating expenses amounted to USD 884 million in the first half of 2021, a decline of 6% compared with the first half of 2019. Lower addressable expenses were partly offset by higher restructuring expenses and one-time investments related to the operational improvement plan.

Addressable expenses were USD 729 million in the first half of 2021, a decrease of 12% compared with the first half of 2020. This was driven by lower employee headcount and tighter expense management for third-party spend, as a result of expense savings initiatives. In addition, expenses benefited from reduced incentive compensation and COVID-19 pandemic induced lower expenses for travel, marketing, and sales activities.

Sales and deposits

New life sales were up by 25% compared with the first half of 2020 to USD 256 million in the first half of 2021. The Individual Solutions business generated new life sales of USD 178 million in the first half of 2021, a 25% increase compared with the same period last year, mainly driven by Indexed Universal Life. Individual Solutions further increased its market-share at World Financial Group (WFG) and benefited from growth of WFG’s licensed agent salesforce. The growth in market share is supported by a new funeral planning benefit for policyholders. Furthermore, Workplace Solutions had EUR 33 million new life sales in the first half of 2021, a rise of 2% compared with the first half of 2020. Brazil reported new life sales of USD 45 million, an increase of 51% compared with the same period last year, driven by strong demand for life insurance linked to loans distributed through the bancassurance distribution channel.

Unaudited

New premium production for Accident & Health insurance declined by 28% compared with the first half of 2020 to USD 74 million in the first half of 2021, mainly due to last year’s decision to exit individual Medicare supplement.

Total net outflows amounted to USD 8.7 billion in the first half of 2021 compared with USD 2.5 billion in the first half of 2020. Net outflows in Individual Solutions were USD 3.0 billion in the first half of 2021 compared with USD 1.7 billion in the first half of 2020, mainly driven by Variable Annuities following the decision to stop the sale of Variable Annuities with significant interest rate sensitive living benefit riders, partly offset by net deposits in Mutual Funds. In Workplace Solutions, net outflows amounted to USD 5.7 billion in the first half of 2021 compared with USD 0.8 billion in the first half of 2020, reflecting net outflows in the low-margin Large-Market segment of Retirement Plans, partly offset by net deposits in the higher margin Middle-Market segment of Retirement Plans – where Transamerica aims to compete as a top-5 player.

Unaudited

iii The Netherlands

Results Netherlands Amounts in EUR millions	First half 2021	First half 2020%

Operating result after tax	281	238	18
Tax on operating result	89	82	8
Operating result by business
Life	254	213	19
Mortgages	34	23	47
Bank	56	61	(10)
Workplace Solutions	26	22	16

Operating result	370	321	15

Fair value items	477	1,102	(57)
Gains / (losses) on investments	16	2	n.m.
Net impairments	12	(66)	n.m.
Non-operating items	505	1,039	(51)
Other income / (charges)	126	(48)	n.m.
Result before tax (excluding income tax from certain	1,000	1,312	(24)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.
Income tax	(246)	(256)	4
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.

Net result	754	1,056	(29)

Life insurance gross premiums	707	978	(28)
Accident and health insurance premiums	181	169	7
Property & casualty insurance	68	66	4
Total gross premiums	956	1,212	(21)

Investment income	1,025	1,063	(4)
Fees and commission income	140	125	12
Other revenues	-	-	n.m.
Total revenues	2,121	2,400	(12)

Operating expenses	378	381	(1)
of which addressable expenses	303	320	(5)

Life	37	47	(22)
New life sales (recurring plus 1/10 single)	37	47	(22)

New premium production accident and health insurance	7	14	(52)
New premium production Property & casualty insurance	10	7	53

Bank	9,169	7,205	27
Workplace Solutions	451	375	20
Total gross deposits	9,619	7,580	27

Bank	74	374	(80)
Workplace Solutions	371	317	17
Total net deposits	445	691	(36)

Unaudited

Net result

Net result from Aegon’s businesses in the Netherlands amounted to EUR 754 million in the first half of 2021, a decrease of 29% compared with the first half of 2020, as lower non-operating items, were only partly offset by a higher operating result and higher Other income.

The gain from non-operating items of EUR 505 million in the first half of 2021 was largely due to gains on fair value items. This reflects a positive result from the mismatch on an IFRS basis between interest rate hedges on the mortgage portfolio and the underlying mortgages, positive revaluations on fair value investments, and a decrease of the Liability Adequacy Test deficit.

Other income of EUR 126 million in the first half of 2021 was driven by the release of a technical provision following a settlement related to a co-insurance contract and a favorable impact from an update of inflation assumptions. This was partly offset by one-time investments related to the operational improvement plan, as well as expenses to ensure compliance with anti-money laundering regulation.

Income tax amounted to a charge of EUR 246 million in the first half of 2021, while the result before tax was EUR 1 billion, resulting in an effective tax rate on income before tax of 24.6%.

Operating result

The operating result from Aegon’s operations in the Netherlands increased by 15% compared with the first half of 2020 to EUR 370 million in the first half of 2021.

The operating result from Life was EUR 254 million in the first half of 2021 and increased by 19% compared with the first half of 2020. This was the result of a higher investment margin, reflecting an increased allocation to corporate bonds and lower interest credited. In addition, expense savings initiatives led to a decrease in expenses.

The operating result from Mortgages was EUR 34 million in the first half of 2021, an increase of 47% compared with the first half of 2020. This reflects higher fees resulting from business growth. Mortgages under administration increased by 10% compared with June 30, 2020 to EUR 58 billion at the end of June, 2021. Furthermore, expense saving initiatives and revenues from customer prepayment penalties contributed favorably.

The Bank operating result decreased by 10% compared with the first half of 2020 to EUR 56 million in the first half of 2021, mainly caused by lower interest income from a declining unsecured loan portfolio and lower interest rates. This more than offset the positive impact from expense savings initiatives and higher fee income from growth in the number of fee-paying customers.

The operating result from Workplace Solutions amounted to EUR 26 million in the first half of 2021, a rise of 16% compared with the first half of 2020. This was driven by strong performance of the non-life business due to lower claims frequency in the motor and travel business, and improved performance from the new style defined contribution business (PPI) due to increased fees. Expense savings initiatives contributed positively as well.

Unaudited

Operating expenses

Operating expenses amounted to EUR 378 million in the first half of 2021, a decline of 1% compared with the first half of 2020, as lower addressable expenses were largely offset by higher one-time investments related to the operational improvement plan.

Addressable expenses in the first half of 2021 decreased by 5% compared with the first half of 2020 to EUR 303 million in the first half of 2021. This was driven by expense savings initiatives, which led to lower employee expenses, lower IT costs and lower costs of outsourced services. In addition, there was a benefit from lower pension cost for own employees driven by lower interest rates. These more than offset the impact of a change in the accounting treatment of mortgage administration expenses.

Sales and deposits

New life sales decreased by 22% to EUR 37 million in the first half of 2021 from EUR 47 million in the first half of 2020. This follows the decision to classify the Dutch Life business as a Financial Asset and to over time close most products for new sales. The remaining sales mostly related to direct annuities – which remain a core product – as well as purchases of additional yearly pension increases.

New premium production for accident and health insurance was down by 52% from EUR 14 million in the first half of 2020 to EUR 7 million in the first half of 2021. This was mainly caused by lower production within the group disability segment, reflecting decreased commercial activity in the market compared with the previous year. New premium production for property and casualty was EUR 10 million in the first half of 2021, an increase of 53% compared with the first half of 2020, driven by better commercial momentum in all product lines except travel insurance.

Total net deposits amounted to EUR 445 million in the first half of 2021, a decline of 36% compared with the first half of 2020. Bank net deposits were EUR 74 million in the first half of 2021, a decline of 80% compared with the same period last year, reflecting increased outflows after Aegon stopped offering savings products to customers of its original savings bank. Workplace Solutions net deposits increased by 17% compared with the first half of 2020 to EUR 371 million in the first half of 2021, driven by continued demand for defined contribution pension products (PPI).

Unaudited

iv the United Kingdom

Results United Kingdom	Amounts in GBP			Amounts in EUR millions

Amounts in EUR millions	First half 2021	First half 2020%		First half 2021	First half 2020%

Operating result after tax	64	72	(12)	74	83	(11)
Tax on operating result	9	(1)	n.m.	10	(1)	n.m .

Operating result	73	71	2	84	81	3

Fair value items	(58)	78	n.m.	(66)	89	n.m .
Gains / (losses) on investments	-	-	(98)	-	-	(98)
Net impairments	-	-	n.m.	-	-	n.m .
Non-operating items	(58)	78	n.m.	(66)	89	n.m.
Other income / (charges)	6	(47)	n.m.	6	(53)	n.m .
result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	21	102	(80)	24	117	(80)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.	-	-	n.m .
Income tax	10	(2)	n.m.	12	(3)	n.m .

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	-	-	n.m.	-	-	n.m .

Net result	31	100	(69)	35	114	(69)

Life insurance gross premiums	2,069	2,390	(13)	2,384	2,735	(13)
Accident and health insurance premiums	3	11	(75)	3	13	(75)
Total gross premiums	2,072	2,401	(14)	2,387	2,748	(13)

Investment income	1,009	1,100	(8)	1,163	1,259	(8)
Fees and commission income	89	85	4	102	98	5
Other revenues	-	-	n.m.	-	-	n.m .

Total revenues	3,170	3,586	(12)	3,653	4,105	(11)

Operating expenses	191	206	(7)	220	235	(7)
of which addressable expenses	165	170	(3)	190	194	(2)

New life sales (recurring plus 1/10 single)	13	17	(21)	15	19	(20)
Gross deposits	8,043	6,374	26	9,268	7,295	27

Retail	(119)	(365)	(67)	(138)	(418)	(67)
Workplace	1,355	997	36	1,562	1,141	37
Institutional	1,462	1,408	4	1,685	1,611	5
Traditional products	(556)	(246)	126	(640)	(281)	128

Total net deposits	2,143	1,795	19	2,469	2,054	20

Unaudited

Net result

Net result from Aegon’s businesses in the United Kingdom amounted to GBP 31 million in the first half of 2021, a decrease of 69% compared with the first half of 2020. This was caused by a loss from non-operating items in the first half of 2021 compared with a gain from non-operating items in the first half of 2020.

The loss from non-operating items was GBP 58 million in the first half of 2021. This reflects fair value losses on hedges to protect the solvency position, mainly driven by higher interest rates and higher equity markets.

Other income amounted to GBP 6 million in the first half of 2021. This consisted of GBP 20 million of income related to policyholder taxes - which were fully offset by higher income tax charges - and one-time gains, including on the sale of Stonebridge. This was partly offset by GBP 20 million of one-time investments related to the operational improvement plan.

Income tax was a benefit of GBP 10 million in the first half of 2021. This was mainly because of a one-time tax benefit of GBP 28 million due to an increase in the corporate income tax rate from 19% to 25%, effective from April 2023, that was enacted in May 2021. This led to an increase of deferred tax assets. There was a partial offset due to the previously mentioned policyholder tax charge of GBP 20 million.

Operating result

The operating result from the United Kingdom amounted to GBP 73 million in the first half of 2021, an increase of 2% compared with the first half of 2020. Higher fee revenues from the growth of the platform business and favorable equity markets, along with lower expenses, more than offset the impacts from the loss of earnings due to the sale of Stonebridge, the gradual run-off of the traditional product portfolio and adverse claims experience in the protection business related to COVID-19.

Operating expenses

Operating expenses amounted to GBP 191 million in the first half of 2021, a decrease of 7% compared with GBP 206 million in the first half of 2020. This was driven by the lower addressable expenses, lower one-time investments related to operational improvement plan and the completion of the Cofunds integration in 2020.

Addressable expenses amounted to GBP 165 million in the first half of 2021 and decreased by 3% compared with the first half of 2020. This was driven by expense savings initiatives, including the lowering software expenses, and the favorable timing of some expenses.

Sales and deposits

New life sales amounted to GBP 13 million in the first half of 2021, a decrease of 21% compared with GBP 17 million in the first half of 2020, reflecting the impact on protection sales from the lockdown as a result of the COVID-19 pandemic.

Net deposits amounted to GBP 2.1 billion in the first half of 2021, an increase of 19% compared with the first half of last year, driven by higher net deposits in Workplace, following a large scheme win in the Master Trust space, and lower net outflows in Retail, the result of platform proposition enhancements and good investor sentiment. This was partly offset by higher net outflows in Traditional products, reflecting the gradual run-off of this book.

Unaudited

v International

Results International Amounts in EUR millions	First half 2021	First half 2020%

Operating result after tax	47	64	(27)
Tax on operating result	15	18	(15)
Operating result by business / country
Spain & Portugal	30	24	27
China	10	9	21
TLB	37	32	15
Other	(16)	17	n.m .

Operating result *	62	82	(25)

Fair value items	(2)	(8)	68
Gains / (losses) on investments	3	8	(65)
Net impairments	-	(5)	n.m .
Non-operating items	1	(5)	n.m .
Other income / (charges) *	29	25	17
Result before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	91	102	(10)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	10	7	41
Income tax	(18)	(11)	(71)

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(10)	(7)	(41)

Net result	73	91	(20)

Life insurance gross premiums	635	610	4
Accident and health insurance premiums	140	150	(7)
Property & casualty insurance	215	194	11
Total gross premiums	990	954	4

Investment income	176	187	(6)
Fees and commission income	28	26	11
Other revenues	1	1	143

Total revenues	1,196	1,167	2

Operating expenses	196	198	(1)
of which addressable expenses	57	63	(10)

Spain & Portugal	24	21	14
China	56	63	(12)
TLB	6	5	18
Other	2	41	(95)

New life sales (recurring plus 1/10 single) *	89	131	(32)

New premium production accident and health insurance	16	12	31
New premium production Property & casualty insurance	42	53	(21)

Spain & Portugal	7	7	4
China	8	8	(7)
Other	-	148	n.m .

Total gross deposits *	15	163	(91)

Spain & Portugal	-	2	n.m .
China	5	6	(24)
Other	-	74	n.m .

Total net deposits *	4	82	(95)

* Following the announcement to sell Aegon’s operations in CEE, results from these businesses previously reported in operating result are prospectively (from January 1, 2021) recorded within Other income / (charges). Sales metrics no longer include the performance of operations in CEE.

Unaudited

Exchange rates

Weighted average exchange rates for the currencies of the countries included in International segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

		YTD 2021	YTD 2020
US dollar (USD)	EUR	1.2052	1.1017
Pound sterling (GBP)	EUR	0.8678	0.8737
Czech koruna (CZK)	EUR	25.8500	26.3050
Hungarian forint (HUF)	EUR	357.8461	344.5052
Polish zloty (PLN)	EUR	4.5367	4.4105
Romanian leu (RON)	EUR	4.9020	4.8140
New Turkish lira (TRY)	EUR	9.5252	7.1456
Chinese Yuan Renminbi (CNY)	EUR	7.7951	7.7826

Net result

The net result from Aegon’s operations in International decreased to EUR 73 million in the first half of 2021 from EUR 91 million in the first half of 2020, as a lower operating result was partly offset by higher Other income.

Non-operating items amounted to a gain of EUR 1 million for the first half of 2021 as gains on investments of EUR 3 million were largely offset by fair value losses of EUR 2 million.

Other income for the first half of 2021 amounted to EUR 29 million and consisted predominantly of the reclassification of the result of Central & Eastern Europe from operating result to Other income, following the announced divestment of the business. This was partly offset by a one-time charge in India. Other income for the first half of 2020 amounted to EUR 25 million, and was driven by a gain on the sale of Aegon’s stake in the variable annuity joint ventures in Japan. This more than offset the charge resulting from the lowering of the long-term interest rate assumption in TLB, and charges for a software impairment in Hungary and restructurings.

Income tax amounted to an EUR 18 million charge in the first half of 2020, while the profit before tax was EUR 91 million, resulting in an effective tax rate of 20%.

Operating result

The operating result from International amounted to EUR 62 million in the first half of 2021, which was EUR 20 million or 25% below the operating result in the first half of 2020, following the reclassification of the result of Central & Eastern Europe from operating result to Other income. Adjusting for this impact, the operating result increased by EUR 37 million driven by better results in Spain & Portugal and at TLB.

–

The operating result from Spain & Portugal was EUR 30 million for the first half of 2021, 27% higher than the first half of 2020. This was mainly the result of a growing portfolio and improved claims experience.

–

TLB, the high-net-worth business, recorded an operating result of EUR 37 million in the first half of 2021, an increase of 15% compared with the first half of 2020. This was mostly driven by favorable claims experience and an improved investment margin, reflecting a lower crediting rate. In addition, expense savings initiatives led to a decrease in expenses.

–	The operating result from China was EUR 10 million, an increase of 21% compared with the first half of 2020, reflecting a growing portfolio.

Unaudited

–

For the Other segment, the operating result declined to a loss of EUR 16 million in the first half of 2021 compared with a profit of EUR 17 million in the first half of 2020. This was largely due to the reclassification of the result of Central & Eastern Europe from operating result to Other income. Furthermore, the operating result of India declined, mainly due to elevated mortality claims related to the COVID-19 pandemic. This more than offset the benefit from expense savings initiatives in other businesses.

Operating expenses

Operating expenses amounted to EUR 196 million for the first half of 2021, which was a decrease of 1% compared with the first half of 2020. This was driven by a decrease in addressable expenses, partly offset by higher expenses in Central & Eastern Europe, reflecting sales and portfolio growth.

Addressable expenses were EUR 57 million in the first half of 2021, a decrease of 10% compared with the first half of 2020, as the benefit from expense savings initiatives across the region and favorable currency movements was partly offset by increased expenses in Spain, including from business growth.

Sales and deposits

Total new life sales declined by 32% compared with the first half of 2020 to EUR 89 million in the first half of 2021. The first half of last year still included the new life sales of Central & Eastern Europe. Adjusting for this impact, new life sales decreased by 8%.

–

New life sales in Spain & Portugal increased by 14% compared with the first half of 2020, mainly due to sales growth in the bancassurance channel. This was driven by the redesign of the digital channel, online sales campaigns and the optimization of the agents’ commission structure; while last year’s sales were impacted by a strict lockdown due to the COVID-19 pandemic.

–	For TLB, new life sales increased by 18% compared with the first half of 2020, following the launch of Indexed Universal Life products.

–	China recorded a decrease of 12% in new life sales compared with the first half of 2020, reflecting a decline in low-margin single premium sales.

–

In the Other segment sales declined by 95% compared with the first half of 2020, reflecting the exclusion of sales from Central & Eastern Europe as of 2021, following the announced divestment of the business. The strategic decision to close the traditional distribution channels in India also contributed to the decrease.

In the first half of 2021, new premium production for accident and health insurance amounted to EUR 16 million, an increase of 31% compared with the first half of 2020. This was mainly driven by Spain & Portugal following the launch of new products. New premium production for property and casualty insurance amounted to EUR 42 million in the first half of 2021, a decline of 21% compared with the first half of 2020, reflecting the exclusion of sales from Central & Eastern Europe following the announced divestment of the business. Adjusted for this impact, new production increased 43% compared with the first half of 2020, driven by higher sales in Spain & Portugal, following the introduction of a new household insurance product.

Net deposits were EUR 4 million in the first half of 2021, a decrease of 95% compared with the first half of 2020, which was almost entirely caused by the exclusion of gross deposits from Central & Eastern Europe following the announced divestment of the business.

Unaudited

vi Asset Management

Results Asset Management Amounts in EUR millions	First half 2021	First half 2020%

Operating result after tax	100	51	97

Tax on operating result	46	20	131

Operating result by region

Global Platforms	28	20	38

Strategic Partnerships	118	51	134

Operating result	146	71	106

Fair value items	(1)	(7)	(85)

Gains / (losses) on investments	2	1	n.m	.

Net impairments	-	-	n.m	.

Non-operating items	-	(6)	n.m	.

Other income / (charges)	(6)	-	n.m	.

Result before tax (excluding income tax from certain	141	64	121

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	34	15	126

Income tax	(44)	(18)	141

Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax
	(34)	(15)	126
Net result	97	46	113

Management fees	292	250	17
Performance fees	85	25	n.m	.
Other revenues	40	31	31
Total revenues*	417	305	37

Operating expenses	274	232	18
of which addressable expenses	180	179	1

Operating Margin - Global Platforms	13.1%	10.2%	28

Global Platforms	27,237	27,917	(2)
Strategic Partnerships	62,178	55,386	12
Total gross deposits	89,415	83,303	7

Global Platforms	(2,061)	5,797	(136)
Strategic Partnerships	3,795	2,520	51
Total net deposits	1,735	8,316	(79)

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asset management segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2021	YTD 2020
US dollar (USD)	1	EUR	1.2052	1.1017
Pound sterling (GBP)	1	EUR	0.8678	0.8737
Hungarian Forint (HUF)	1	EUR	357.8461	344.5052
Chinese Yuan Renminbi (CNY)	1	EUR	7.7951	7.7826

Unaudited

Net result

The net result from Asset Management was EUR 97 million in the first half of 2021, an increase of 113% compared with the first half of 2020. This was driven by a higher operating result. Other charges amounted to EUR 6 million in the first half of 2021 and were due to one-time investments related to the operational improvement plan. The income tax expense amounted to EUR 44 million, representing an effective tax rate of 31%.

Operating result

The operating result from Aegon Asset Management was up by 106% compared with the first half of 2020 to EUR 146 million in the first half of 2021. The increase was mostly driven by higher management fees and performance fees in Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). The operating result from Global Platforms also increased, mainly because of higher revenues resulting from net deposits and favorable market movements.

-

The operating result from Global Platforms increased by 38% compared with the first half of 2020 to EUR 28 million in the first half of 2021. This was mainly the result of higher management fees from third-party net deposits within the Fixed Income platform during the last 12 months, as well as higher origination fees on the Real Assets platform. Higher revenues were partly offset by increased expenses.

-

The operating result from Strategic Partnerships was up by 134% compared with the first half of 2020 to EUR 118 million in the first half of 2021, mainly driven by AIFMC. Higher management fees were driven by increased asset balances as a result of net deposits, including from new fund launches, and favorable equity markets. Performance fees for AIFMC amounted to EUR 61 million net of performance-based compensation in the first half of 2021. This was largely driven by strong performance of the New Horizons multi-asset retail fund and performance fees related to separate account mandates.

Operating expenses

Operating expenses increased by 18% compared with the first half of 2020, to EUR 294 million in the first half of 2021. This was mostly driven by AIFMC from higher performance-based compensation and business growth.

Addressable expenses were EUR 180 million in the first half of 2021, an increase of 1% compared with the first half of 2020. This was mainly caused by one-time expenses, as well as higher expenses for outsourced services, partly offset by lower administration expenses as a result of performance improvement initiatives.

Production

Total net deposits were EUR 1.7 billion in the first half of 2021, a decline of 79% compared with the first half of last year, caused by higher general account and affiliate net outflows, partly offset by increased third-party net deposits. Third-party net deposits increased to EUR 6.0 billion in the first half of 2021 from EUR 0.4 billion in the first half of 2020. This was largely attributable to an improvement in Global Platforms from EUR 2.1 billion of net outflows in the first half of 2020, to EUR 2.2 billion net deposits in the first half of 2021. This was largely driven by higher net deposits in the Fixed income platform as the demand for these types of investments has increased with the economic uncertainty caused by the COVID-19 pandemic subsiding. Strategic Partnerships third-party net deposits increased to EUR 3.8 billion in the first half of 2021 from EUR 2.5 billion in the first half of 2020, driven by higher net deposits at AIFMC.

Unaudited

Assets under management

Assets under management were EUR 391 billion at June 30, 2021, an increase of EUR 29 billion compared with June 30, 2020. Third-party net deposits and favorable market movements more than offset unfavorable currency movements.

2.6 Post reporting date events

Post reporting date events are disclosed in note 18 of the condensed consolidated interim financial statements included in Item 1.

2.7 Capital and Liquidity Management

Guiding principles

The management of capital and liquidity is of vital importance for Aegon Group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, in addition to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Aegon follows a number of guiding principles in terms of capital and liquidity management:

●	Promoting strong capital adequacy in Aegon’s businesses and operating units;
●	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
●	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
●	Maintaining adequate liquidity in both the operating units and the Holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and
●	Maintaining continued access to international capital markets on competitive terms.

Aegon believes that the combination of these guiding principles strengthens the Company’s ability to withstand adverse market conditions, enhances its financial flexibility, and serves both the short-term and the long-term interests of the Company, its customers and other stakeholders.

The management and monitoring of capital and liquidity is firmly embedded in Aegon’s Enterprise Risk Management (ERM) framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on capital generation, solvency and liquidity, risk balance and responsible business with effective controls. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

Management of capital

In 2020, Aegon updated its Capital Management Policy for the Group to simplify the policy while maintaining strong capital positions at the Group and in the units. Aegon’s capital management framework is based on adequate capitalization of its operating units, Cash Capital at Holding and leverage.

Capital adequacy of Aegon’s operating units

Aegon manages capital in operating units at levels sufficient to absorb moderate shocks without impacting the remittances to the Group. These moderate shocks could be caused by various factors, including general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitration proceedings. To mitigate the impact of such factors on the ability of operating units to transfer funds, Aegon establishes an operating level of capital in each of the units: 150% SCR for Solvency II units and 400%, Risk-Based Capital (RBC) Company Action Level (CAL) in the US, which includes additional capital in excess of regulatory capital requirements. Aegon manages capital in the units to this operating level over-the-cycle.

Unaudited

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company. In addition to an operating level, Aegon establishes a minimum dividend payment level of capital in each of the units: 135% SCR for Solvency II and 350% RBC CAL in the US. As long as the capital position of the unit is above this minimum dividend payment level, the unit is expected to pay remittances to the Group.

When the operating unit’s capital position approaches the minimum dividend payment level, capital management tools are used to ensure that units will remain well capitalized. The frequent monitoring of actual and forecasted capitalization levels of its operating units is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels.

The regulatory capital requirement, minimum dividend payment level, operating level and actual capitalization for Aegon’s main operating units at June 30, 2021, are included in the following table:

Capital requirements	Regulatory capital requirement	Minimum dividend payment level	Operating level	Actual capitalization	Excess over regulatory capital requirement

United States (RBC ratio)	100% RBC CAL	350%	400%	444%	€6.3 bln
Aegon Levensverzekering N.V. (Solvency II ratio)	100% SII SCR	135%	150%	172%	€2.3 bln
Scottish Equitable Plc (Solvency II ratio)	100% SII SCR	135%	150%	163%	€1.1 bln

Aegon Americas

In the United States, regulation of the insurance business is principally undertaken at the state level. State insurance regulators and the National Association of Insurance Commissioners (NAIC) have adopted RBC requirements for insurance companies. RBC calculations measure the ratio of a company’s statutory capital, which is measured on a prudent regulatory accounting basis, to a minimum capital amount determined by the risk-based capital formula. The RBC formula measures exposures to investment risk, insurance risk, market risk, and general business risk. The formula, as used for calculating the solvency ratio, applies a covariance diversification offset to determine the appropriate Risk-Based Capital. Life reinsurance is treated as life insurance. The most pertinent RBC measure is the CAL risk-based capital requirement. This is the regulatory intervention level below which a company must submit a remediation plan to its state regulators. The domiciliary state regulator has the authority to require additional capital depending on the type, volume and nature of the business being conducted. The domiciliary state regulator also has the ability to require corrective actions if a company is deemed by the commissioner to pose a Hazardous Financial Condition. The CAL is set at 200% of the Authorized Control Level (ACL), the level at which regulators are permitted to seize control of a company.

In the first half of 2021, favorable equity market performance and higher interest rates led to a slight positive impact on the RBC ratio, as the positive impact was offset by the flooring of variable annuities reserves. Negative mortality experience in the traditional and universal life blocks of business, driven by COVID-19, were partly offset by positive morbidity experience in LTC. Furthermore, operating capital generation was offset by remittances to the US holding company which exceeded remittances to Group. Altogether, the RBC ratio increased from 432% at 4Q 2020 to 444% at 2Q 2021. As a result, the RBC result remains strong and well above its minimum dividend payment level.

Under the Solvency II requirements, the activities of Aegon Americas life insurance and reinsurance companies have been consolidated into the Aegon Group Solvency II figures through the Deduction & Aggregation method using available and required capital as per the RBC regime. Aegon uses 150% of the local RBC CAL as the Solvency II SCR equivalent for including the US life insurance and reinsurance entities into the Group solvency calculation, and in addition, reducing Own Funds by an amount equal to 100% RBC Company Action Level requirement to reflect transferability restrictions. The US conversion methodology is subject to periodic review and approval by the DNB. The non-regulated US entities and the US holding companies are included in the Aegon Group Solvency II

Unaudited

results through application of the Accounting Consolidation method under Solvency II, using Solvency II valuation and capital requirement for these entities.

Aegon Levensverzekering N.V. (NL Life)

Aegon Levensverzekering N.V. uses a Partial Internal Model (PIM) to calculate the solvency position under Solvency II. The calculation includes the use of the volatility adjustment (VA), but does not include the use of any transitional measures. Aegon Leven Solvency II ratio increased over 1H 2021 from 159% at 4Q 2020 to 172% at 2Q 2021, driven by operating capital generation and one-time items such as model updates and management actions. As part of management actions NL Life made a settlement related to a coinsurance contract leading to a release of technical provision and risk capital.

Scottish Equitable Plc (SE Plc)

Scottish Equitable Plc (SE Plc) uses a Partial Internal Model (PIM) to calculate the solvency position under Solvency II. The calculation includes the use of both the matching adjustment (for annuities) and the volatility adjustment (for the with-profits fund). The SE plc Solvency ratio increased from 156% at 4Q 2020 to 163% at 2Q 2021 driven by operating capital generation, management actions and corporate income tax changes, including an increase in the corporate tax rate from 19% to 25%, partly offset by remittances paid. The tax change reduced the SCR through a higher absolute LAC-DT.

Improving risk-return profile

Aegon continues to take measures to improve its risk-return profile. In 1H 2021, several actions were taken to strengthen the capital position and reduce the volatility of the local capital positions.

At the Capital Markets Day on December 10, 2020, Aegon announced its plans to reduce its economic interest rate exposure in the United States by one third to one half to lessen its dependency on financial markets and improve its risk profile. At the end of the second quarter of 2021, Aegon had already executed around three quarters of this plan through management actions, primarily by lengthening the duration of its asset portfolio and extending its forward starting swap program.

Another example is the lump-sum buy-out program that Transamerica launched in July 2021 for policyholders of Variable Annuities with guaranteed minimum income benefit (GMIB) riders, whose financial objectives may have changed since the issuance of the policy. Under the program, policyholders are being offered a lump-sum payment exceeding the account value in return for surrendering their Variable Annuity policy with GMIB riders, subject to certain conditions. The program will reduce hedge cost for the remaining Variable Annuities portfolio going forward and will reduce Transamerica’s economic exposure at a price that is more favorable than the price that we believe would be possible to achieve in a transaction with a third party.

With more clarity on the take-up rate of the lump-sum buy-out program, Aegon expects to expand the dynamic hedge program covering the equity and interest rate risks of its US Variable Annuities block with guaranteed minimum withdrawal benefits (GMWB) to the entire Variable Annuities portfolio, including policies with guaranteed minimum death benefit riders (GMDB) and the remaining policies with GMIB riders, as of the start of the fourth quarter 2021.

Also, Aegon announced that it is exercising its right to redeem the USD 250 million floating rate perpetual capital securities with a minimum coupon of 4% issued in 2005. The redemption is in line with Aegon’s target to reduce leverage to EUR 5.0 to 5.5 billion by 2023. The redemption of these grandfathered Tier 1 securities will be effective September 15, 2021, when the principal amount will be repaid together with any accrued and unpaid interest.

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In addition, Aegon monitors the risk-return profile of new business written, withdrawing products that do not meet the required hurdle rates for all stakeholders including policyholders and shareholders.

Cash Capital at Holding and liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. Liquidity is coordinated centrally at Aegon N.V., through Cash Capital at Holding, and managed both centrally and at the operating unit level.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay remittances to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations, to maintain sufficient flexibility to provide capital and liquidity support to Aegon’s operating units, and to provide stability in external dividends, the Company manages Cash Capital at Holding, including Aegon’s centrally managed (unregulated) holding companies, to an operating range of EUR 0.5 to EUR 1.5 billion.

The main sources of liquidity in Cash Capital at Holding are remittances from operating units and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses these cash flows from its operating units to pay for holding expenses, including funding costs. The remaining free cash flow is available to execute the Company’s strategy to strengthen the balance sheet through deleveraging, to make capital injections into units as required, to fund dividends on its shares, and to return capital to shareholders if possible, all subject to maintaining targeted Cash Capital at Holding. Aegon aims to pay out a sustainable dividend to enable equity investors to share in its performance.

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating units are subject to local insurance regulations that could restrict remittances to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

As at June 30, 2021, Aegon held a balance of EUR 1.4 billion in Cash Capital at Holding, compared to EUR 1.1 billion on December 31, 2020. The increase of EUR 0.3 billion reflects the net impact of remittances from operating units and capital injections in operating units, divestitures and funding and operating expenses.

Proceeds from the sale of the Transamerica Venture Funds of EUR 40 million and Stonebridge of EUR 21 million were received in 1H 2021 as well as remittances from Aegon Americas (EUR 193 million), Aegon Netherlands (EUR 50 million) and Aegon UK (EUR 49 million). Remittances from other operating units were partly offset by capital injections and investments, amounting to a net inflow of EUR 31 million. These capital injections mainly related to funding one-time investments related to Aegon’s operational improvement plan and adverse claims experience in India.

During 1H 2021, payments related holding and funding expenses amounted to EUR 141 million.

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Liquidity management

The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands under extreme conditions. Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

Aegon maintains a liquidity policy that requires all business units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

Aegon’s operating units are primarily engaged in the life insurance and pensions business, which is a long-term activity with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits.

Leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon Group, thereby contributing to a more effective and efficient use of capital. In managing the use leverage throughout the Group, Aegon has implemented a Leverage Use Framework that is part of Aegon’s broader Enterprise Risk Management framework.

Financial leverage

As at June 30, 2021, Aegon gross financial leverage increased slightly to EUR 6.1 billion from EUR 6.0 billion on December 31, 2020, driven by FX changes. Aegon aims to reduce its gross financial leverage from the current level to the range of EUR 5.0 – 5.5 billion over the period of 2021 to 2023. This reduction of leverage will strengthen the balance sheet, reduce Aegon’s risk profile and make Aegon more resilient.

The following are metrics that Aegon assesses in managing leverage:

●	Gross financial leverage ratio;

●	Fixed charge coverage;

●	Various rating agency leverage metrics; and

●	Other metrics, including gross financial leverage divided

●	by normalized capital generation.

Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

●	Shareholders’ equity, excluding revaluation reserves and cash flow hedge reserves, based on IFRS as adopted by the EU;

●	Non-controlling interests and Long Term Incentive Plans not yet vested; and

●	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of operating result before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Operational leverage

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Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds, and the use of a Federal Home Loan Bank (FHLB) facility.

Funding and back-up facilities

The majority of Aegon’s financial leverage is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its EUR 2.5 billion commercial paper programs. As at June 30, 2021, Aegon had EUR 36 million outstanding under these programs (December 31, 2020: EUR 72 million).

To support its commercial paper programs and need for LOCs, and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangements comprise a EUR 2 billion syndicated revolving credit facility and an LOC facility of USD 2.4 billion. The LOC facility was reduced to USD 2.0 billion per July 10, 2021. The syndicated revolving credit facility matures in 2025. The LOC facility matures in 2026. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity facilities in addition to committed and uncommitted LOC facilities.

Rating agency ratings

Aegon’s objective is to maintain very strong financial strength ratings in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from several international rating agencies for its main operating units, and a strong credit rating for Aegon N.V.

Following Aegon’s request, Fitch Ratings withdrew its ratings of Aegon N.V., Aegon USA and Aegon UK on December 1, 2020. At that time Fitch Ratings also affirmed the ratings as A- for Aegon N.V.’s long-term issuer rating, BBB+ for Aegon N.V.’s senior debt rating, BBB- for Aegon N.V.’s subordinated debt rating, F2 for Aegon N.V.’s commercial paper rating, A+ for Aegon USA’s financial strength rating and A+ for Aegon UK’s financial strength rating.

Rating agency ratings
June 30, 2021	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK

S&P Global[1]
Financial strength	-	A+	A+	A+
Long-term issuer	A-	-	-	-
Senior debt	A-	-	-	-
Subordinated debt	BBB	-	-	-
Commercial paper	A-2	-	-	-

Moody’s Investors Service[1]
Financial strength	-	A1	-	-
Long-term issuer	A3	-	-	-
Senior debt	A3	-	-	-
Subordinated debt	Baa1	-	-	-
Commercial paper	P-2	-	-	-

A.M. Best[1]
Financial strength	-	A	-	-

1S&P Global and A.M. Best have a stable outlook on the ratings. Moody’s Investors Service has a negative outlook on the ratings.

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Aegon Group Solvency Ratio

The Solvency II regulatory framework determines the regulatory capital requirements for EU-domiciled insurance and reinsurance entities. In Aegon’s Non-EEA (European Economic Area) regions, (re)insurance entities domiciled in third-countries deemed (provisionally) equivalent (US life insurance entities, Bermuda, and Brazil), the capital requirement is based on local capital requirements.

To calculate its Group Solvency Ratio, Aegon applies a combination of the Group consolidation methods available under Solvency II: the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third-country jurisdictions.

As at June 30, 2021, Aegon’s estimated capital position was:

Solvency II key figures
	June 30, 20211)	December 31, 2020
EUR millions

Group Own Funds	19,436	18,582
Group SCR	9,353	9,473
Group Solvency II ratio	208%	196%

1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

Aegon Group Own Funds amounted to EUR 19,436 million on June 30, 2021 (December 31, 2020: EUR 18,582 million). The increase of EUR 854 million in Own Funds since December 31, 2020, was mainly driven by the positive impact from expected return on in-force business, market impacts and management actions partly offset by dividends. The expected return on in-force business consisted mainly of the release in Solvency II of prudent statutory reserves of Aegon US, which are set according to the US regulatory framework, and of the excess return on mortgages and alternative assets of Aegon NL.

Aegon’s Group Partial Internal Model (PIM) Solvency Capital Requirement (SCR) amounted to EUR 9,353 million on June 30, 2021 (December 31, 2020: EUR 9,473 million). The SCR decreased by EUR 120 million since December 31, 2020. This was mainly due to framework, model and assumption changes and management actions in the second quarter of 2021 offset by market impacts in mainly the first quarter of 2021.

As a result of the above changes in Own Funds and PIM SCR, the Group Solvency II ratio increased by 12%-points to 208%.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its capital management framework. The following table provides an overview of the sensitivities (downward and upward) to certain parameters and their estimated impact on the Solvency II ratio. Please note that the sensitivities listed in the table below represent sensitivities to Aegon’s position at the balance sheet date for the respective periods. The sensitivities reflect single shocks where other elements remain unchanged. Real world market impacts (e.g. lower interest rates and declining equity markets) may happen simultaneously which can lead to more severe combined impacts and may not be equal to the sum of the individual sensitivities presented in the table.

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			1H2021				2H2020

	Sensitivity	Group	US1	NL Life[2]	SE plc[3]	Group	US1	NL Life[2]	SE plc[3]
Equity	-25%	-13%	-32%	-4%	-8%	-11%	-29%	-5%	-5%
	25%	6%	16%	2%	5%	7%	20%	1%	-1%

Interest Rates	-50bps	-5%	-2%	2%	-3%	0%	-3%	9%	-1%

	+50bps	2%	4%	-1%	2%	1%	4%	-8%	1%

Govt spreads - excl VA	-50bps	1%	n.a.	-3%	5%	3%	n.a.	3%	5%

	+50bps	0%	n.a.	5%	-6%	-2%	n.a.	-2%	-5%

Non-govt credit spreads -	-50bps	0%	0%	11%	-11%	0%	-1%	9%	-10%

excl VA	+50bps	-1%	1%	-12%	6%	0%	1%	-10%	6%

US credit defaults	~+200bps	-18%	-37%	n.a.	n.a.	-18%	-38%	n.a.	n.a.

UFR	-15bps	-2%	n.a.	-6%	n.a.	-2%	n.a.	-6%	n.a.

Mortgage spread	-50bps	2%	n.a.	7%	n.a.	2%	n.a.	6%	n.a.

	+50bps	-2%	n.a.	-7%	n.a.	-2%	n.a.	-6%	n.a.

EIOPA VA	-5bps	0%	n.a.	-1%	n.a.	0%	n.a.	-1%	n.a.

	+5bps	0%	n.a.	1%	n.a.	0%	n.a.	1%	n.a.

Curve steepening	+10bps	-3%	n.a.	-9%	n.a.	-3%	n.a.	-9%	n.a.

1 The sensitivities presented for Americas include US regulated (life) companies, non-regulated holding companies and the employee pension plan. The sensitivities are presented on a Solvency II basis, after application of the conversion methodology to US regulated (life) companies.

2 NL Life refers to the capital ratio of Aegon Levensverzekering NV.

3 SE plc refers to the capital ratio of Scottish Equitable PLC in Aegon UK

Equity Sensitivities

The Group is exposed to the risk of a fall in equity markets driving adverse impacts on the solvency ratio in Aegon Americas, Aegon the Netherlands and Aegon UK.

In Aegon Americas, equity sensitivities are primarily driven by the Variable Annuity business, where hedging programs need to consider a balance between targeting stable earnings and stable capital ratios. In declining equity markets, Own Funds decrease due to the need to set up higher reserves for the Variable Annuity product, partly offset by payoffs on equity hedge programs. Furthermore, declining equity markets result in a reduction to the assets backing employee pension plan liabilities and a decrease in the value of private equity and hedge fund investments. The decrease in the sensitivity to the equity up scenario since FY 2020 is largely due to the effect of flooring on VA reserves. Flooring occurs as VA reserves are subject to a minimum of the cash surrender value of policies, which limits the amount of reserves that are released in favorable equity up scenarios. Flooring of reserves are partially offset by a higher release of VA required capital (which is less impacted by flooring). The increase in the sensitivity to the equity down scenario is driven by an increase in equity exposure in VA separate accounts on the back of the increased equity markets.

For NL Life, losses in the down shock are driven by the private equity investments in the general account. The asymmetry between up and down shocks is caused by the impact of guarantees and the associated hedges and the impact of the symmetric adjuster on the equity capital which has a prescribed flooring and capping on the shock.

For SE Plc, under an equity down scenario, the reduction in Own Funds is partly offset by the reduction in SCR with the main exposures coming from the Staff Pension scheme and the unitized business. The asymmetry in the exposure is affected by the hedging and treatment of staff pension scheme surplus under IAS19.

Interest Rates Sensitivities

The Group Solvency II ratio has limited sensitivity to interest rate movements driven by hedging programs in place.

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In Aegon Americas, a decrease in interest rates results in a need to set up higher reserves for Variable Annuity and Universal Life products, partly offset by payoffs from interest rate hedge programs. Own Funds decrease further from an increase in employee pension plan liabilities relative to the invested assets. The opposite occurs in rising interest rate scenarios.

NL Life is over-hedged on a Solvency II Own Funds basis leading to Own Funds losses when rates go up and Own Funds gains when rates go down. This results in NL Life’s Solvency II ratio being exposed to a rising interest rate scenario. The decrease in sensitivities both in the up and down scenario is the result of increased interest rates decreasing the over-hedge on Solvency II basis and the increase of the Solvency II ratio.

For SE Plc, exposure to interest rate down scenarios is caused by higher required capital on mortality, expense and policyholder lapse risks which are partly offset by gains on the swaps held in the general account.

Spread Sensitivities

In order to simplify the interpretation of spread sensitivities, the knock-on effects of the EIOPA VA are not reflected in the spread sensitivities shown here. The non-government spread sensitivities include the shocks on mortgages, corporates bonds and structured instruments. Since year-end 2020, the spread sensitivities reflect the change to the internal model that was made to reduce the sensitivity of the Dutch life Solvency II ratio to credit spread movements. This impacts the sensitivities shown for non-government spreads, government spreads, mortgage spreads and EIOPA VA.

The Group is exposed to widening of spreads across non-government, government, and mortgage instruments due to lower asset valuation. For Aegon Americas, exposure to narrowing of spreads arises from a lower discount rate for valuing the employee pension plan liabilities. This is partly offset by the impact on Variable Annuities where narrowing credit spreads increase the value of separate account assets resulting in a release of reserves reflecting a lower cost of Variable Annuities guarantees.

Exposure to government spread sensitivities is contributed by NL Life and SE Plc both of which are exposed to spreads widening due to the reduction in the value of their fixed income assets.

Group is exposed to mortgage spreads widening, due to exposure in NL Life, which has an adverse impact on the asset valuation. Aegon Americas’ credit defaults sensitivity reflects the combined impact of credit defaults and adverse credit rating migrations on assets held in the general account portfolio.

Capital quality

Capital quality is a reflection of Aegon’s stability and ability to absorb future financial losses.

Solvency II distinguishes between basic Own Funds and ancillary Own Funds. Aegon’s total Own Funds are comprised of Tier 1, Tier 2 and Tier 3 basic Own Funds. Aegon does not currently have ancillary Own Funds. Tier 1 basic Own Funds are divided into unrestricted Tier 1 capital and restricted Tier 1 capital. The latter category contains Own Funds instruments subject to the restrictions of article 82 (3) of the Solvency II Delegated Regulation, which

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includes grandfathered Tier 1 Own Funds instruments. Based on agreements with its supervisory authorities, Aegon applies a fungibility and transferability restriction with respect to charitable trusts within Aegon Americas. These restrictions, applied to Aegon’s basic Own Funds, result in Aegon’s Available Own Funds.

Available Own Funds

Available Own Funds
	June 30, 2021		December 31, 2020
EUR millions	Available Own Funds	Percentage total	Available Own Funds	Percentage total

Tier 1 (Unrestricted Tier 1 + Restricted Tier 1)	16,489	85%	15,542	84%
Unrestricted Tier 1	13,918	72%	12,971	70%
Restricted Tier 1	2,572	13%	2,571	14%
Junior Perpetual Capital Securities	1,584	8%	1,563	8%
Perpetual Cumulative Securities	465	2%	475	3%
Perpetual Contingent Convertible Securities	522	3%	532	3%
Tier 2	2,305	12%	2,340	13%
Subordinated notes issued by Aegon Funding Corp	809	4%	818	4%
Subordinated liabilities Aegon NV	745	4%	754	4%
Grandfathered subordinated notes	751	4%	768	4%
Tier 3	641	3%	700	4%
Total Available Own Funds	19,436		18,582

Unrestricted Tier 1 capital consists of Aegon’s share capital, share premium and the reconciliation reserve. The reconciliation reserve includes deductions to account for foreseeable dividends that meet the IFRS definition of a liability or have been approved by the Board, but that have yet to be distributed to Aegon’s shareholders, and restrictions related to Aegon’s with profits fund in the UK for which the excess of Own Funds over its capital requirement is ring-fenced for policyholders, and therefore unavailable to Aegon’s shareholders.

Restricted Tier 1 capital consists of Aegon’s junior perpetual capital securities, perpetual cumulative subordinated bonds, and perpetual contingent convertible securities. Both junior perpetual capital securities and perpetual cumulative subordinated bonds are grandfathered. Perpetual contingent convertible securities are Solvency II compliant liabilities which were issued in 2019. Restricted Tier 1 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

Aegon’s Tier 2 capital consists of the subordinated notes issued by Aegon Funding Company LLC (AFC) in 2019, the Solvency II compliant subordinated liabilities that were issued during 2018, and grandfathered dated subordinated notes. Tier 2 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered to count as capital under Solvency II for up to 10 years as of January 1, 2016.

Aegon’s Tier 3 capital under the Solvency II framework consists of Aegon’s deferred tax asset position under Solvency II. Tier 3 capital is subject to eligibility restrictions to qualify as Eligible Own Funds.

Eligible Own Funds

Under Solvency II regulation, restrictions apply to the eligibility of restricted Tier 1, Tier 2 and Tier 3 capital. The total of Tier 2 and Tier 3 capital may not exceed 50% of the SCR while the eligibility of Tier 3 capital is limited to 15% of the SCR. Restricted Tier 1 capital may not exceed 20% of Tier 1 Own Funds. As a result, it is possible that part of the Own Funds overflows to another tier or that is not considered eligible in determining the Group Solvency II ratio.

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When applying the eligibility restrictions, Aegon determines its tiering limits based on:

●

EEA entities – representing the part of the Group covered by the Accounting Consolidation (AC) based method, for which tiering limits are based on the SCR of the consolidated part of the Group, i.e. the consolidated group SCR; and

●

Non-EEA entities – representing the part of the Group covered by the Deduction & Aggregation (D&A) method. If a prudential regime of an equivalent or provisionally equivalent third country applies, such as the regulatory regimes in the United States, the Own Funds brought in by the Deduction & Aggregation method are allocated to tiers according to the principles laid out in Articles 87 to 99 of the Solvency II Directive for each individual third-country insurance undertaking.

The table below shows the composition of Aegon’s Available and Eligible Own Funds, taking into consideration tiering restrictions.

The Available Own Funds are equal to the Eligible Own Funds per June 30, 2021. No overflow from restricted Tier 1 to Tier 2 Own Funds is applied per half year 2021 and year end 2020.

	Available own funds	June 30, 2021 Eligible own funds	Available own funds	December 31, 2020 Eligible own funds

Unrestricted Tier 1	13,918	13,918	12,971	12,971
Restricted Tier 1	2,572	2,572	2,571	2,571
Tier 2	2,305	2,305	2,340	2,340
Tier 3	641	641	700	700
Total Tiers	19,436	19,436	18,582	18,582

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Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: operating result, income tax, result before tax and addressable expenses. These non-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

¡

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

¡

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

¡	The frequency and severity of insured loss events;

¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

¡

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

¡

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

¡	Customer responsiveness to both new products and distribution channels;

¡

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

¡

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

¡

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

¡

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

¡

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.

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